Exhibit 99.1

DRAXIS HEALTH INC.

ANNUAL REPORT 2006

FINANCIAL HIGHLIGHTS(1)

(IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

Years ended December 31	2006	2005	2004	2003	2002

Product sales revenue	83.5	73.0	61.7	40.5	30.3
Product gross margin	43.6%	35.8%	35.5%	31.6%	22.9%
Operating income	15.0	9.8	9.9	6.7	2.9
Operating margin	16.8%	12.3%	14.2%	13.6%	7.5%
Net income	11.5	7.8	8.0	4.7	3.0
EPS – diluted	$0.28	$0.18	$0.19	$0.13	$0.08
Cash and cash equivalents	21.4	12.4	5.9	10.6	4.9
Net operating cash flows	16.5	9.7	5.1	(3.1)	(2.2)
Capital expenditures	5.7	4.6	4.8	3.5	5.4

(1) From continuing operations

CONSOLIDATED PRODUCT SALES REVENUE	CONSOLIDATED OPERATING INCOME
(IN MILLIONS OF U.S. DOLLARS)	(IN MILLIONS OF U.S. DOLLARS)

NET OPERATING CASH FLOWS	2006 REVENUES BY SEGMENT
(IN MILLIONS OF U.S. DOLLARS)	(IN MILLIONS OF U.S. DOLLARS)

DRAXIS Pharma

DRAXIS Pharma provides contract manufacturing services. We manufacture high quality pharmaceuticals but what we sell to our customers is our sophisticated production capacity, our expertise and our unending commitment to excellence. We are selling our reputation.

ACHIEVEMENTS IN 2006

•                  Revenues from product sales hit a record $64.7 million for 2006, up 18% from 2005, with a significantly improved product gross margin of 35.9% for 2006, compared to 26.7% in 2005.

•                  Final validation of our expanded freeze-drying (lyophilization) capacity and the establishment of a two-unit lyophilization manufacturing operation have allowed us to ramp up commercial production of lyophilized products throughout 2006. More than 50% of our available lyophilization capacity was being utilized by the end of the year.

•                  The DRAXIS Pharma organizational structure was refined to implement distinct business unit accountability for sterile product and non-sterile product manufacturing operations. This flattened the organization, enhanced management’s focus and improved communication.

•                  We upgraded or enhanced several operating systems including water purification, laminated tube filling and packaging, as well as essential elements of our infrastructure, including enterprise management systems, to establish a solid foundation for future growth.

DRAXIS PHARMA PRODUCT SALES REVENUE	DRAXIS PHARMA OPERATING INCOME
(IN MILLIONS OF U.S. DOLLARS)	(IN MILLIONS OF U.S. DOLLARS)

DRAXIMAGE

DRAXIMAGE is poised to grow significantly. We develop, produce and commercialize radiopharmaceuticals. Our products are designed to match the specific needs of nuclear pharmacies; hence our vision is to be a global partner of choice in delivering innovative solutions to the Medical Imaging community.

•                  In 2006, DRAXIMAGE consolidated its position as the leading supplier of radioactive iodine I-131 products in North America by successfully introducing its brand of I-131 diagnostic capsules to the U.S. market. By the end of 2006, this addition to the DRAXIMAGE I-131 portfolio was the most widely used product in its category.

•                  DRAXIMAGE is a major supplier of lyophilized radiopharmaceutical kits for use with Technetium-99m including MAA for lung scans, MDP for bone imaging, DTPA for kidney function and imaging and Glucoheptonate for kidney and brain scans. Our in-house expertise in developing Technetium-based lyophilized radiopharmaceuticals was strongly leveraged in 2006 with the development of a generic version of the cardiac imaging agent Sestamibi, the most widely used agent in nuclear medicine.

•                  We intend to continue the healthy growth of our radiopharmaceuticals business by pursuing expansion in Europe, by entering the important cardiac imaging market and by broadening our product range in nuclear medicine globally as we introduce our new rechargeable Technetium Generator over the next several years.

DRAXIMAGE PRODUCT SALES REVENUE	DRAXIMAGE OPERATING INCOME
(IN MILLIONS OF U.S. DOLLARS)	(IN MILLIONS OF U.S. DOLLARS)

LETTER TO SHAREHOLDERS

DEAR FELLOW SHAREHOLDERS,

2006 was a great year for DRAXIS. We met and exceeded the key goals we set for 2006. The recovery from production delays in 2005 was complete by the end of the first quarter. Consolidated revenues for the year grew by 12%, product sales by 15% and operating income by 53%, as operating efficiency across the Company soared. This is now our seventh consecutive year of increasing revenues and operating income. Over the past 15 years, the market capitalization of DRAXIS has increased more than 15 times, and from its lowest point in 1999, its share price has increased more than 5 times.

Today we are debt free with operating cash flows at a record $16.5 million giving us a year-end cash balance of $21.4 million, up 73% from the $12.4 million we had at the end of 2005. This is cash on hand after we returned $3.6 million to shareholders through the repurchase of over 788,800 shares through the Normal Course Issuer Bid we initiated in December 2005.

The record performance of 2006 was the result of increased sales combined with improved margins from operating activities in both our businesses. Product gross margin for 2006 came in at 43.6%, versus the 35.8% we achieved in 2005, notwithstanding the continued impact into early 2006 of the manufacturing disruption we suffered in late 2005.

Our people have spent significant time and energy this past year improving and optimizing our operational efficiencies and productivity. This activity is essential if we are to remain competitive and the results of these efforts have begun to show; the 2006 consolidated operating margin of 16.8% is a substantial improvement over the 12.3% operating margin we achieved in 2005.

In 2005 we began the necessary organizational changes to prepare us for our next growth phase. We refined our management team, appointing Dan Brazier as Chief Operating Officer and Jean-Pierre Robert as President of our radiopharmaceuticals business, and we added new senior managers for clinical research and marketing. In 2006 the organization of the contract manufacturing business was further refined as we implemented separate business unit accountability for sterile and non-sterile product operations to achieve a flatter, more responsive organization. The results of these changes became evident in 2006 as both business units demonstrated significant progress toward our continuing goal of operational excellence. Revenues, product gross margins and operating incomes were all up for both divisions in 2006, compared to 2005.

As we move through 2007 I want to remind you that substantially all deferred revenues related to the amortization of previously received Anipryl® milestones ended as of December 31, 2006. To assist forward comparisons, we will continue to highlight cash flow from operations and remind you that 2006 earnings, adjusted for the exclusion of the Anipryl® deferred revenues, were approximately 21 cents per share, and that this is the base that should be used for year-over-year comparisons on an equivalent basis going forward.

DRAXIS PHARMA

Our contract manufacturing business, DRAXIS Pharma, successfully managed its way through the impact of the production issues experienced in late 2005. Product sales for 2006 were up 18%, driven by a continued emphasis on sterile products and increased production of lyophilized products. The product gross margin in this business has increased dramatically – from 26.7% in 2005 to 35.9% for 2006.

Our second lyophilization unit came on line in late 2005 and we have been moving selected products from our smaller unit to the new larger unit. We continue to increase the utilization of this expanded capacity within the limits of the time it takes for a new product to enter into commercial production.

Continuing our outstanding record of regulatory compliance, DRAXIS underwent a thorough and successful FDA inspection in early 2007.

DRAXIMAGE

In our radiopharmaceuticals division, 2006 revenues were 11% over 2005 and product gross margin increased to 62.5% compared to 60.1% the year earlier. The major DRAXIMAGE growth driver has been our Sodium Iodide I–131 products, including the diagnostic capsules we launched mid-2006. Our iodine franchise in the U.S. market continues to be an excellent contributor and early in 2007 we brought on line new production capacity for these products.

Also in early 2007 we submitted an ANDA to the FDA for our new generic DRAXIMAGE® Sestamibi product, a myocardial perfusion imaging agent used to evaluate blood flow to the heart in patients undergoing cardiac testing. This milestone event highlights our intention to enter cardiac imaging – a market currently greater than U.S.$500 million that is poised to go generic in 2008. We intend to be a key competitor in this market and will file similar submissions for DRAXIMAGE® Sestamibi in Europe and Canada where we also plan to establish marketing and distribution partnerships.

Prototype versions of our “next-generation” Technetium Generator have been built and are undergoing evaluation. The feedback from our evaluation will help drive the product development process during 2007.

We have also reformulated our INFECTON® product based on the commercial potential of orthopaedic indications where bone infection is a complicating factor.

Our I–131 MIBG agent for neuroblastoma has been approved for use in two multi-centre clinical trials in the U.S.

In addition, several DRAXIMAGE products are expected to be approved by European regulators during 2007 and 2008 so a high priority is the establishment of a strategic alliance with a commercial partner to target key European markets.

THE BASIS OF CONTINUING FUTURE GROWTH

Perhaps the most important accomplishment of 2006 was laying the basis for continuing long-term growth in both our business areas. In so doing we have established key milestones by which we and you – our shareholders – plus our customers and the investment community can measure our progress. The following, while not in any particular order, are key milestones by which we intend to measure our progress over the next several years.

•                  File DRAXIMAGE® Sestamibi in Europe and Canada based on the existing FDA marketing application.

•                  Conclude a significant strategic alliance for European marketing of DRAXIMAGE products.

•                  Complete development of a “next-generation” Technetium Generator and enter into distribution partnerships globally.

•                  Initiate appropriate clinical trials for a new formulation of INFECTON® targeted to orthopaedic indications subject to final recommendations of an expert panel.

•                  Develop new radiopharmaceutical products, including an improved product for advanced bone scanning and I-131 MIBG for the diagnosis and treatment of neuroblastoma.

•                  Sign a new contract to manufacture a portfolio of products that will substantially increase the utilization of our existing non-sterile production capacity.

•                  Expand our manufacturing capacity to accommodate growing new business volumes.

I want to thank my friends and colleagues throughout the Company for their hard work and contribution to a successful year 2006. In addition, I thank our customers and clients for the faith they have put in us to provide the very best products and services.

And finally, I thank you, our shareholders, for your continuing support as we work diligently to create value and generate an appropriate return on your investment.

(SIGNED)

MARTIN BARKIN, MD

President and Chief Executive Officer

MD&A

YEAR ENDED DECEMBER 31, 2006

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of DRAXIS Health Inc. (“DRAXIS” or the “Company”) is based on the Company’s audited financial statements for the year ended December 31, 2006 and should be read in conjunction with the Company’s audited Consolidated Financial Statements and notes thereto for the year ended December 31, 2006.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles (“GAAP”), unless otherwise indicated. Other noteworthy accounting issues are discussed under “Accounting Matters.”

Readers are cautioned not to place undue reliance on forward-looking statements contained in this MD&A since actual results could differ materially from what we expect if known or unknown risks affect our business or if an estimate or assumption turns out to be inaccurate. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See “Forward-Looking Statements” on page 27 hereof.

The discussion and analysis contained in this MD&A are as of February 23, 2007.

OVERVIEW

DRAXIS is a specialty pharmaceutical company providing pharmaceutical products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals; and radiopharmaceuticals. In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development (“R&D”) program for new and/or improved products.

The Company is increasingly focusing on the use of GAAP measures both in reporting externally and monitoring management performance. Specifically, the key metrics the Company uses to evaluate divisional and consolidated performance are gross profit margin, operating income, net income and operating cash flow. Non-GAAP financial measures, specifically EBITDA, will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP financial measures used with GAAP line items. The Company additionally uses, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

Termination of Amortization of Anipryl® Deferred Revenues

As indicated in prior disclosures, substantially all deferred revenues related to the amortization of previously received Anipryl® milestones terminated on December 31, 2006. The amortization of these deferred revenues has previously resulted in non-cash revenues of $0.8 million per quarter, which has contributed approximately 7 cents of earnings per share (“EPS”) per full year. The termination of this source of non-cash revenue and operating income has no effect on cash flows but will affect year-over-year comparisons of operating results going forward (see “Corporate and Other” and “Outlook”).

2006 Financial Results

The Company successfully achieved and surpassed its 2006 financial targets for both EPS and net operating cash flows. Specifically with respect to EPS, the Company achieved 28 cents per share for 2006 (or 21 cents excluding the amortization to income of Anipryl® deferred revenues), which is 9 cents per share stronger compared to the same period of 2005 despite the following factors:

•                  During 2005, the Company benefited from a contingent milestone payment from Shire BioChem Inc. (“Shire”), which contributed approximately 1.4 cents to EPS for 2005.

•                  Effective January 1, 2006, the Company has included stock-based compensation costs in selling, general and administration (“SG&A”) expenses as a non-cash item. This had the effect of lowering EPS by 2.3 cents for 2006 relative to 2005.

Operating income for 2006 was $15.0 million, up 53% from $9.8 million in 2005. Net cash flows from operating activities were $16.5 million for 2006 compared to $9.7 million for 2005.

CONSOLIDATED RESULTS OF OPERATIONS AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE RELATED DATA) (U.S. GAAP)

	2006	2005	2004
REVENUES
Product sales	$83,545	$72,989	$61,693
Royalty and licensing	2,121	3,143	4,326
Anipryl® deferred revenues	3,301	3,301	3,301
	$88,967	$79,433	$69,320
Product gross margin	$36,462	$26,153	$21,900
% of Product sales revenues	43.6%	35.8%	35.5%
Royalty and licensing revenue	5,422	6,444	7,627
SG&A	(19,425)	(16,185)	(13,266)
% of Product sales revenues	-23.3%	-22.2%	-21.5%
R&D	(2,372)	(2,103)	(1,948)
EBITDA(1)	20,087	14,309	14,313
% of Total revenues	22.6%	18.0%	20.6%
Depreciation and amortization	(5,135)	(4,545)	(4,457)
Operating income	14,952	9,764	9,856
% of Total revenues	16.8%	12.3%	14.2%

FINANCIAL
Foreign exchange translation	282	(398)	(374)
Income (loss), net	347	(29)	(296)
Other income	—	—	96
Income tax provision	(4,034)	(1,553)	(1,301)
Minority interest	—	—	(4)
Loss from discontinued operations	—	—	(61)
Net income	$11,547	$7,784	$7,916

NET INCOME (LOSS)
From continuing operations	$11,547	$7,784	$7,977
From discontinued operations	—	—	(61)
	$11,547	$7,784	$7,916

BASIC INCOME (LOSS) PER SHARE
From continuing operations	$0.28	$0.19	$0.20
From discontinued operations	—	—	—
	$0.28	$0.19	$0.20

(1)          Income from continuing operations before depreciation and amortization, financial income (expense), foreign exchange gain (loss), other income, income taxes and minority interest. This earnings measure does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities (see “Accounting Matters – Non-GAAP Financial Measures”).

The following provides a high level overview of the consolidated results of the Company. Please refer to the segmented results for more detailed explanations.

Comparison of Years Ended December 31, 2006 and 2005

The financial results for the year ended December 31, 2005 were negatively affected by the extended shutdown period that occurred in the sterile products area of the Company’s contract manufacturing. Accordingly, all comparative variances on a consolidated basis and in the contract manufacturing section reflect the impact of the extended shutdown in 2005.

Consolidated revenues for the year ended December 31, 2006 are 12% higher compared to 2005.

Consolidated product sales have grown by $11 million, or 15%, for the year ended December 31, 2006 compared to 2005, driven by lyophilization revenue (sterile products) in contract manufacturing and Sodium Iodide I-131 sales in the radiopharmaceutical business (see the “Contract Manufacturing” segment discussion below).

Radiopharmaceutical product sales grew 12% driven by radioiodine sales in the U.S. including diagnostic capsules which were introduced in the U.S. marketplace in the second quarter of 2006.

Consolidated product gross margin percentages for the year ended December 31, 2006 increased to 44% as compared with 36% for 2005. The increase reflects a better mix of higher margin business in both operating segments, especially sterile product volume in contract manufacturing.

Royalty and licensing revenue decreased for the year ended December 31, 2006 compared with 2005. The decrease in royalty and licensing revenue for the year ended December 31, 2006 compared to 2005 reflects the receipt of a $0.9 million contingent milestone payment from Shire in 2005.

As a percentage of product sales, SG&A expenses were 23% for the year ended December 31, 2006 compared to 22% for 2005. The 20% increase in SG&A expenses in absolute dollar terms (excluding the impact of foreign currency translation) for the year ended December 31, 2006 as compared with 2005 was driven by the inclusion of non-cash stock-based compensation costs beginning January 1, 2006 coupled with increased incentive plan accruals based on the Company’s financial performance for 2006 relative to 2005. The impact of the strengthening of the Canadian dollar for much of 2006 relative to 2005 increased the nominal value of SG&A expenses for 2006 relative to 2005.

R&D expenditures increased slightly for the year ended December 31, 2006 compared to 2005 due to the work related to specific phases of the Company’s development activities related to Sestamibi and the “next-generation” Technetium Generators as the Company completed stages of activities with respect to both initiatives late in 2006. These products are described in the “Radiopharmaceuticals” section.

Depreciation and amortization expense for the year ended December 31, 2006 increased by 13% over 2005 following the commencement of depreciation charges on the Company’s contract manufacturing capital upgrades.

The majority of the costs of the Canadian operations are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, the Company’s overall gross profit margins and SG&A expenses are affected. The impact is not material on the overall financial performance for the year.

The net foreign exchange gain for the year ended December 31, 2006 was $282,000 compared to a loss of $398,000 for 2005. As a result of the impact of the weakening of the Canadian dollar late in 2006, a foreign exchange gain was earned on U.S. dollar denominated monetary items in 2006, whereas the strengthening of the Canadian dollar late in 2005 created a foreign exchange loss.

Net financial income for 2006 was $347,000 compared to an expense of $29,000 in 2005 due to significant interest income generated from surplus cash.

For the year ended December 31, 2006, the Company recorded an income tax expense, expressed as a percentage of pre-tax earnings of 26%. The Company’s effective tax rate will vary from the statutory tax rate depending on the mix of income combined with the statutory rates in the respective jurisdictions in which the Company operates. The level of tax credits generated from R&D activities in the radiopharmaceutical business also has the impact of lowering effective tax rates. Benefits related to loss carryforwards not previously recognized were not material in 2006 compared to 2005.

The effective tax rate for 2006 was higher than in 2005 due to a one-time adjustment to revalue the Company’s income tax assets to a lower rate following the enactment of a statutory rate change to Canadian federal taxes in the second quarter of 2006.

The basic weighted-average number of common shares outstanding during 2006 was 41,592,507 and increased from 41,471,798 for 2005, primarily as a result of the exercise of stock options offset by the shares purchased for cancellation under the Company’s Normal Course Issuer Bid.

Comparison of Years Ended December 31, 2005 and 2004

Consolidated revenues of $79.4 million for the year ended December 31, 2005 represented an increase of 15% compared with 2004.

Product sales increased 18% or $11.3 million for the year ended December 31, 2005 compared to 2004. The increase related to continued growth in contract manufacturing revenues, specifically sterile operations, coupled with growth in the radiopharmaceutical segment and specifically Sodium Iodide I-131 sales to the U.S. The growth in contract manufacturing was restrained during the second half of 2005 as a result of the extended shutdown period in contract manufacturing.

Product gross margin percentages for the year ended December 31, 2005 were similar compared to 2004. While overall volumes increased, the business mix shifted from the higher margin radiopharmaceutical business to the relatively lower margin contract manufacturing businesses. Furthermore, as a result of the extended shutdown period in contract manufacturing, unabsorbed fixed manufacturing costs and the cost of unused capacity related to reduced production had a negative impact on margins for the second half of 2005.

Since increased revenues related to growth in the sterile contract manufacturing operations and sterile product margins generally are lower than radiopharmaceutical margins, the overall result is that the increased volumes do not result in an overall increase to consolidated gross profit margins. Accordingly, the Company believes that product gross margins are best reviewed at the segmental level.

Absolute product gross margins increased for the year ended December 31, 2005 relative to 2004 as a result of a stronger Canadian dollar and its positive impact on margins for products priced in Canadian dollars. However, the impact is largely offset by the increase in SG&A costs strictly related to foreign currency translation. Since almost all SG&A expenses are incurred in Canadian dollars, the strengthening of the Canadian dollar beginning in early 2004 has resulted in an increase in SG&A expenses in 2005 relative to 2004. Changes to foreign exchange rates did not, however, have a material impact on product gross margin percentages or net income.

For the year ended December 31, 2005 compared with 2004, royalty and license revenues decreased 16%; however, the impact of the completion of the amortization of the deferred revenue related to the SpectroPharm product line as of January 31, 2005 was partially offset by the receipt of $0.9 million in contingent milestones from Shire, which the Company earned in the first quarter of 2005.

In absolute dollar terms, the increase in SG&A expenses was 22% for the year ended December 31, 2005 (or 14% excluding foreign currency fluctuations) over 2004. Excluding the impact of foreign currency reporting as described below, the increase in SG&A expenses was due to the one-time costs related to the Company’s exiting the BrachySeed® product line, severance costs related to the Company’s initial steps taken to reduce its overhead cost structure and process improvement initiatives focused in contract manufacturing.

Approximately $1.1 million of the increase in SG&A spending for the year ended December 31, 2005 relative to 2004 was a consequence of increased costs in Canadian dollars relative to U.S. dollars as a result of the strengthening of the Canadian dollar beginning in early 2004. This resulted from virtually all SG&A costs being denominated in Canadian dollars.

For the year ended December 31, 2005, R&D costs increased 8% relative to 2004 due to activities related to FIBRIMAGE® and INFECTON®. The increased expenditures were primarily attributable to clinical trial activities for INFECTON®, coupled with costs associated with the detailed review of FIBRIMAGE® Canadian Phase III results and the assessment of optimal Phase III protocols for the U.S. by the expert medical advisory panel assembled by the Company.

Depreciation and amortization expenses for the year ended December 31, 2005 increased 1% over 2004 following the completion of the installation and the validation of the Company’s second lyophilization unit. This expense was offset by the completion of amortization of intangibles related to the SpectroPharm product line.

For the years ended 2004 and 2005, the impact of foreign exchange on the Company’s results was similar due to the strengthening of the Canadian dollar over those two years.

Interest expense and bank charges decreased for the year 2005 compared to 2004 due to repayment of third party debt at the end of 2004.

The effective tax rate for the year ended December 31, 2005 was 17%, or 24% excluding the benefits of R&D tax credits. The Company benefited during 2005 from statutory tax rate changes that increased the value of the Company’s loss carryforwards and from tax credits related to R&D spending. During 2005 the Company further benefited by approximately $400,000 through recognition of the lower effective statutory tax rate attributable to milestone payments received and through withholding tax refunds received in the quarter but not previously estimated to be recoverable.

The Company’s effective tax rate will vary from the statutory tax rate depending on the mix of net income and the statutory rates in the respective jurisdictions in which the Company operates. The level of tax credits generated from R&D activities in the radiopharmaceutical business also had the impact of lowering effective tax rates by $642,000 for 2005.

The basic weighted-average number of common shares outstanding during 2005 was 41,471,798 and increased from 39,886,219 in 2004 due mainly to the exercise of stock options.

RADIO PHARMACEUTICALS

(IN THOUSANDS OF U.S. DOLLARS) (U.S. GAAP)

	2006	2005	2004
REVENUES
Product sales	$21,508	$19,290	$17,172
Royalty and licensing	(3)	9	—
	$21,505	$19,299	$17,172

Product gross margin	$13,433	$11,593	$10,028
% of Product sales revenues	62.5%	60.1%	58.4%
SG&A	(4,380)	(4,660)	(3,906)
R&D	(2,372)	(2,103)	(1,948)
EBITDA(1)	6,678	4,839	4,174
% of Revenues	31.1%	25.1%	24.3%
Depreciation and amortization	(1,110)	(1,047)	(949)
Operating income	5,568	3,792	3,225
% of Revenues	25.9%	19.6%	18.8%

(1)          See “Accounting Matters – Non-GAAP Financial Measures.”

Nuclear medicine imaging and therapeutic agents are the focus of the Company’s radiopharmaceutical division, DRAXIMAGE, which develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized Technetium-99m (“Tc-99m”) kits used in nuclear medicine imaging procedures and a line of imaging and therapeutic products labelled with a variety of isotopes including Sodium Iodide I-131. DRAXIMAGE has a number of products in late-stage development including a generic Sestamibi injection (for which the Company filed an Abbreviated New Drug Approval (“ANDA”) with the U.S. Food and Drug Administration (“FDA”) in February 2007), a lyophilized product that is widely used for Technetium-based cardiac imaging studies, a “next-generation” version of a Technetium Generator, and INFECTON®, for imaging infection.

Comparison of Years Ended December 31, 2006 and 2005

Revenues for the year ended December 31, 2006 increased by 11% (or close to 20% excluding brachytherapy products, which the Company stopped selling late in 2005) compared to 2005 primarily as a result of the increase in product sales from radioiodine products and, specifically, Sodium Iodide I-131 sales to the U.S., including diagnostic capsules. The increase is related to higher volumes resulting from greater U.S. market penetration.

On January 13, 2006, the Company received approval from the FDA regarding its supplemental new drug application for Sodium Iodide I-131 Capsules USP, Diagnostic-Oral. These diagnostic Sodium Iodide I-131 capsules are intended to be used by physicians to perform radioactive iodide uptake tests to evaluate thyroid function prior to treatment with stronger therapeutic doses of Sodium Iodide I-131. The Company introduced the new diagnostic capsules into the U.S. marketplace during the second quarter of 2006 to qualified/approved nuclear physicians and/or radiopharmacists.

For the year ended December 31, 2006 product gross margin increased to 63% for the year ended December 31, 2006 compared to 2005, reflecting the positive impact of Sodium Iodide I-131 sales and the strategic focus on higher margin products that led to the divestment of the brachytherapy product line in late 2005.

R&D expenditures for the year ended December 31, 2006 as compared to 2005 increased 13% due to the ramping up of product development activities, in particular activities related to Sestamibi and Technetium Generators (see page 10).

SG&A expenses decreased by $0.3 million for the year ended December 31, 2006 compared to 2005 due mainly to one-time costs relating to the Company’s exit from the brachytherapy business during the fourth quarter of 2005.

Operating income increased 47% to $5.6 million for 2006 as compared to 2005 driven by increased volumes and margins as described above.

Depreciation and amortization expense for this segment was relatively unchanged in nominal dollars in 2006 compared to the year ended December 31, 2005.

Radiopharmaceutical Product Development Strategy

On March 27, 2006 the Company announced that it had realigned its priorities for the R&D of new radiopharmaceutical products that it believes will drive future growth. Priorities for product development were established based on several factors, including time to market, customer needs, size of target markets, cost of development and expected regulatory challenges for the various opportunities. The Company believes that this realignment will be the significant driver for material growth in the radiopharmaceutical segment. DRAXIMAGE is now focused on developing products that it believes will replace or improve upon several products that are currently in the nuclear medicine marketplace, but that have or will have ceased to be protected by patents in key markets in the near term.

The following summarizes the status of current significant initiatives:

DRAXIMAGE® Sestamibi

As announced on February 2, 2007, DRAXIMAGE submitted an ANDA to the FDA for its generic kit for the preparation of Tc-99m Sestamibi for injection (“DRAXIMAGE® Sestamibi”), a nuclear medicine imaging agent used in myocardial perfusion imaging (“MPI”) to evaluate blood flow to the heart in patients undergoing cardiac tests.

According to AMR/Arlington Medical Resources, in 2005 there were more than 7 million cardiac studies conducted in the U.S. out of a total of over 15 million nuclear medicine procedures, making MPI the most widely performed nuclear medicine scan. Recent market research indicates that existing MPI products generate revenues in excess of $500 million annually in the U.S. and that the imaging agent most often used in conducting MPI procedures is Sestamibi labelled with the radioactive isotope Tc-99m.

The filing of the ANDA with the FDA represented the achievement of a key milestone in the DRAXIMAGE® Sestamibi project schedule.

Technetium Generators

A second opportunity that is currently being pursued by DRAXIMAGE is the production and distribution of a “next-generation” version of a Technetium Generator, which is the source of Technetium in virtually every radiopharmacy worldwide. Nearly 90% of generators are located in radiopharmacies and the rest are in other institutions, such as hospitals and clinics. DRAXIMAGE is in discussion with potential development, marketing and distribution partners for this project. Prototype versions of our “next-generation” Technetium Generator have been built and are undergoing evaluation. The feedback from our evaluation will help drive the product development process.

European Entry

DRAXIMAGE is continuing its efforts to obtain registrations in European markets for four of its existing products that are currently approved and sold in Canada or the U.S. In February 2005, DRAXIMAGE received approval from the Dutch regulatory authority for its Kit for the Preparation of Technetium Tc-99m Albumin Aggregated Injection (“MAA Kit”). Initial approval in the Netherlands allowed DRAXIMAGE to initiate the Mutual Recognition Procedure (“MRP”) in pursuit of further regulatory approvals for this product in several additional European Union countries.

Additional initial European approvals for the majority of other diagnostic imaging products are anticipated to be received during 2007. DRAXIMAGE is in advanced discussions with a potential European based commercial partner to initially target the larger markets in Germany, France, Italy, Spain and the U.K. via a strategic alliance. The strategic alliance could also potentially serve as a means for DRAXIMAGE to expand its product catalogue in North America as well as in Europe. The Company expects to conclude such discussions during 2007.

INFECTON®

For the medium term, the key opportunity being pursued by DRAXIMAGE is the continued development of INFECTON®, a novel diagnostic radiopharmaceutical product for imaging infection. Three Phase II clinical trials were completed and a fourth was discontinued due to a change of market focus. Studies to define the target market population and appropriate clinical trial applications are now being used to guide preparations for further development studies. An expert panel, comprised of respected nuclear medicine specialists and microbiologists, was assembled and this expert panel reviewed the preliminary scientific and clinical data together with the outcome of the market research studies. The role of the expert panel was to assess the results to date, review potential target markets, and advise DRAXIMAGE on the design of future clinical studies and appropriate indications. The preliminary report of the expert panel recommended that the product be reformulated for orthopaedic-related indications and the assessment of such potential formulations is under way.

Others

DRAXIMAGE has also identified additional new product opportunities in the area of non-radioactive contrast media that are used in the medical imaging field and is pursuing potential product development strategies to leverage both its position in the marketplace and its preferred access to appropriate production process expertise. Contrast media products are injectable liquids produced in highly specialized cGMP sterile production facilities, such as those in place at DRAXIS’s facilities that are currently used to produce certain diagnostic imaging products marketed by DRAXIMAGE. The North American market for contrast media has been estimated to be valued at approximately $1.6 billion and it is believed to be growing, driven largely by the continued growth of computer tomography (“CT”) and enhanced magnetic resonance imaging (“MRI”) procedures.

DRAXIMAGE has received approval from the FDA to run two clinical trials using radioactive Iobenguane I-131 Injection (“131I-metaiodobenzylguanidine” or “I-131 MIBG”) to treat high risk neuroblastoma, a rare form of cancer that affects mostly infants and young children.

DRAXIMAGE will provide I-131 MIBG for two clinical trials approved by the FDA under a recently submitted Investigational New Drug (“IND”) application. One trial is a Phase II study in which I-131 MIBG will be administered with intensive chemotherapy and autologous stem cell rescue for high risk neuroblastoma patients. The second trial is a Phase I study in which irinotecan and vincristine, two common chemotherapy agents, will be administered in combination with I-131 MIBG to determine safety and tolerability in patients with resistant/relapsed high risk neuroblastoma.

Comparison of Years Ended December 31, 2005 and 2004

Revenues for the year ended December 31, 2005 increased 12% compared with 2004, primarily as a result of higher product sales from radioiodine products and, specifically, Sodium Iodide I-131 sales to the U.S. The increase was related to higher volumes resulting from greater U.S. market penetration.

As described above, during the first quarter of 2005, the Company received approval from the Dutch regulatory authority for its Kit for the Preparation of Technetium Tc-99m Albumin Aggregated Injection (“MAA Kit”). Approval in the Netherlands allowed DRAXIMAGE to initiate the MRP in pursuit of further regulatory approvals for this diagnostic imaging product in additional European Union countries. This approval was a key milestone in the strategic plan to introduce several additional DRAXIMAGE branded products into a number of European markets.

For the year ended December 31, 2005, product gross margin was stronger compared to 2004 due to the increased market penetration of higher margined products like Sodium Iodide I-131 coupled with the positive impact of the Company’s decision to exit the brachytherapy market.

R&D expenditures increased slightly for the year ended December 31, 2005 as compared to 2004 due to the activities related to FIBRIMAGE® and INFECTON®. Specifically, the increased expenditures were mainly for clinical trial activities for INFECTON® coupled with costs associated with the ongoing detailed review of FIBRIMAGE® Canadian Phase III results and activities of the expert medical panel related to the strategy for the further product development and design and assessment of Phase III clinical trial protocols for the U.S.

The report and recommendations of this expert panel were used to assess the strategy for further development of FIBRIMAGE® and design and assessment of Phase III clinical trial protocols for the U.S. No significant work related to FIBRIMAGE® took place following the recommendations of the expert panel in 2006.

SG&A expenses increased for the year ended December 31, 2005 compared to 2004 mainly due to one-time costs relating to the Company’s exit from the brachytherapy market and costs of market research studies and activities.

The Company incurred approximately $457,000 of one-time costs associated with the exit of the brachytherapy business during 2005. Over 60% of the costs incurred related to accrual of license termination costs related to the business and is included in SG&A expense. The remainder of the exit costs related to unused inventory components is included in cost of goods sold. The majority of capital equipment used in the BrachySeed® product line, specifically the robotic equipment, is being redeployed in both the radiopharmaceutical and contract manufacturing segments.

Depreciation and amortization expense for this segment increased 10% for the year ended December 31, 2005 compared to 2004 due to the amortization of costs related to the upgrade of warehousing and shipping facilities completed late in 2004.

CONTRACT MANUFACTURING

(IN THOUSANDS OF U.S. DOLLARS) (U.S. GAAP)

	2006	2005	2004
REVENUES
Product sales	$64,731	$54,743	$46,461

Product gross margin	$23,215	$14,628	$11,530
% of Product sales revenues	35.9%	26.7%	24.8%
SG&A	(6,487)	(5,086)	(3,492)
EBITDA(1)	16,728	9,542	8,038
% of Revenues	25.8%	17.4%	17.3%
Depreciation and amortization	(3,688)	(3,105)	(2,417)
Operating income	13,040	6,437	5,621
% of Revenues	20.1%	11.8%	12.1%

(1)          See “Accounting Matters – Non-GAAP Financial Measures.”

Manufacturing comprises the Company’s manufacturing division, DRAXIS Pharma, which is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square foot facility located in Montreal, Canada, DRAXIS Pharma manufactures certain pharmaceutical products (specifically, cold kits) for DRAXIMAGE, as well as for over 20 other pharmaceutical clients in many international jurisdictions.

Comparison of Years Ended December 31, 2006 and 2005

As stated in prior disclosures, beginning in March 2006, production run rates in the sterile area were back at levels expected for the contract manufacturing operations prior to the shutdown issues of late 2005 and actually exceeded previous normalized levels in part due to the contribution of the second lyophilization unit, which came on line in 2005. The impact of the extended shutdown in 2005 also negatively affected results for the fourth quarter of 2005. Since the shutdown for 2006 was completed in the third quarter of 2006 as planned, fourth quarter results for 2006 as compared to 2005 are significantly stronger.

For the year ended December 31, 2006, revenues increased by $10 million or 18% over 2005. The increase was due to increased commercial production of Hectorol® Injection for Genzyme Corporation (“Genzyme”), growth in GlaxoSmithKline (“GSK”) volumes and increases in lyophilized product production.

For the year ended December 31, 2006, sterile volumes accounted for 80% of product revenues compared to 76% for 2005.

Product gross margin percentage for the year ended December 31, 2006 increased to 36% compared to 27% for 2005, driven by a higher ratio of sterile to non-sterile product revenues and the dilutive impact of the extended shutdown on 2005 product gross margins. The extended shutdown period in 2005 negatively affected product gross margin percentage by at least 5% during the second half of 2005.

For the year ended December 31, 2006, SG&A expenses rose manufacturing by $1.4 million compared to 2005 as a result of incentive plan accruals, the provision for past due receivables and process improvement initiatives, including information system and technology initiatives. Historically, the Company has not incurred significant provisions for past due receivables. SG&A expenses are also inflated for the year ended December 31, 2006 by the strengthening of the Canadian dollar relative to the U.S. dollar for most of 2006 (relative to 2005), since the vast majority of SG&A expenses are denominated in Canadian dollars.

Depreciation and amortization for the year ended December 31, 2006 increased 19% over 2005, due principally to completed capital projects in 2005, which provided for increased lyophilization and autoclave capacity.

Operating income for all of 2006 increased to $13 million (20% of revenues) compared to $6 million (12% of revenues) for 2005. The increase was driven by higher product sales and product gross margins, partially offset by higher SG&A expenses.

While the Company’s success has been driven by its strategy to focus on higher margin sterile products, the Company also believes there is opportunity to benefit from the unused capacity in its non-sterile area. The Company is currently in the advanced stages of negotiations to secure significant new non-sterile business but has not yet concluded contractual arrangements for such business. It is difficult to predict when contractual arrangements will be finalized if the negotiations are successful as such arrangements can take months to negotiate and close. Disclosure of the nature of any contractual arrangements will be made upon signing of a definitive agreement.

Comparison of Years Ended December 31, 2005 and 2004

The Company had originally planned to shut down its sterile operations in contract manufacturing for a period of two to three weeks for regular maintenance in the third quarter of 2005, as is its normal practice. Near the end of this planned shutdown, it became necessary to upgrade additional pieces of equipment in the sterile area, including in its lyophilized products area. This required further cleaning and validation of the facility’s sterile core, thus extending the planned shutdown period to approximately seven weeks. The Company took these significant measures as a result of its internal quality standards. However, as a result of having to recalibrate sterile production schedules based on discussions with clients, which continued into mid to late November 2005, the quality control process required for sterile products prior to shipment, and a delay in receiving component parts from a third party manufacturer in the fourth quarter of 2005, product sales in the second half of 2005 were negatively impacted relative to 2004. However, production levels in the sterile area returned to pre-shutdown levels by November 2005.

Revenues for the year ended December 31, 2005 increased $8.3 million or 18% over 2004, even factoring in the negative impact of the extended shutdown. The increase was due to increased demand for the production of Hectorol® Injection for Genzyme and products under the Company’s GSK contract. GSK production rose throughout 2004 as GSK obtained regulatory approvals for products manufactured by the Company in additional foreign markets. Throughout 2004 and into 2005, the Company increased its output capacity through additional production shifts for its sterile business and intends to continue to do so as a result of increasing demand.

Sterile products have accounted for all of the product sales growth on a year-to-date basis. Sterile products represented 76% of manufacturing revenues on a year-to-date basis in 2005 compared to 67% for 2004.

The second lyophilization unit, which was fully installed and validated by early 2005, did not contribute a significant amount of incremental revenues in 2005 since much of the activity on the second lyophilizer was in support of meeting customer demand displaced from the third quarter of 2005 as a result of the extended shutdown period. The extended shutdown did, however, significantly slow the pace at which the Company was able to carry the normal commercial activities on its second lyophilization unit. This resulted from the focus being placed on ensuring that existing customer demand and requirements were met. Capacity was, accordingly, largely reserved for that purpose in the latter part of 2005.

Product transfer and validation activities are necessary as a precursor to significant commercial volumes and do not create significant revenues, although they consume significant available capacity. Revenues from the second lyophilization unit increased beginning in 2006 and are expected to increase more significantly into 2007 since the Company refocused activities back to new product introductions and new contract negotiations in 2006.

Product gross margin percentage for the year ended December 31, 2005 increased to 27% from 25% compared to 2004. The increases were related to volume growth, principally of higher margin sterile products, that had taken place prior to the extended shutdown period. The volume growth was made possible by increasing the capacity for manufacturing sterile products through the introduction of additional production labour. Improved capacity utilization directly resulted in higher margins through substantially improved absorption of overhead costs. The extended shutdown in 2005 had the impact of lowering product gross margin percentage for the full year by between 2% to 4% and at least 5% over the final six months of 2005.

Excluding the impact of foreign currency translation, the increase in SG&A expenses for the year ended 2005 compared to 2004 related to the investment in process improvement initiatives and severance costs of $250,000 related to steps taken to reduce the overhead cost structure in contract manufacturing. The Company has embarked on process improvement initiatives aimed at enhancing information systems and information technology to improve efficiency and productivity in the key processes of production planning, manufacturing and quality control product release. We believe the process improvement initiatives will, over time, increase throughput of volumes within the existing manufacturing footprint and thereby increase capacity. Furthermore, the Company expects to increase operating margins over time through the application of more efficient processes.

Since virtually all SG&A costs are denominated in Canadian dollars and translated into U.S. dollars, the strengthening of the Canadian dollar beginning in early 2004 resulted in inflated SG&A costs upon translation into U.S. dollars of about $346,000 for the year ended December 31, 2005.

These costs were offset by overall growth of absolute margins upon translating Canadian dollar denominated sales into U.S. dollars.

Depreciation and amortization increased 29% for the year ended December 31, 2005 over 2004, due principally to completed capital projects including additional autoclave capacity, and following the completion of the installation and validation of the Company’s second lyophilization unit in the second quarter of 2005.

The Company announced on September 1, 2005 that it renewed its production outsourcing arrangement with Pfizer Canada Inc., Pfizer Consumer Healthcare division. The new three-year manufacturing agreement became effective as of January 1, 2005 and will allow the Company to continue to produce several non-prescription products as one of a select number of approved suppliers to Pfizer Consumer Healthcare Canada. On December 20, 2006 the Company was advised that Johnson & Johnson had purchased Pfizer’s Consumer Healthcare business and that the agreement was assigned to Johnson & Johnson.

CORPORATE AND OTHER

(IN THOUSANDS OF U.S. DOLLARS) (U.S. GAAP)

	2006	2005	2004
REVENUES
Product sales	$295	$499	$274
Intercompany eliminations	(2,989)	(1,543)	(2,214)
Royalty and licensing	2,124	3,134	4,326
Anipryl® deferred revenues	3,301	3,301	3,301
	$2,731	$5,391	$5,687

Product gross margin	$(186)	$(68)	$342
SG&A	(8,558)	(6,439)	(5,868)
EBITDA(1)	(3,319)	(72)	2,101
% of Revenues	-121.5%	-1.3%	36.9%
Depreciation and amortization	(337)	(393)	(1,091)
Operating (loss) income	(3,656)	(465)	1,010
% of Revenues	-133.9%	-8.6%	17.8%

(1)   See “Accounting Matters – Non-GAAP Financial Measures.”

The Corporate and Other segment comprises: amortization of deferred revenues, royalties and expenses associated with the Company’s business agreements with Pfizer Inc. with respect to Anipryl®; revenues related to royalties and milestones from Shire in connection with the divestiture of DRAXIS Pharmaceutica; non-allocated corporate expenses and intercompany eliminations. The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Comparison of Years Ended December 31, 2006 and 2005

Corporate revenues for the year ended December 31, 2006 were $2.7 million lower compared to 2005 due to the receipt of a contingent milestone payment of $0.9 million from Shire included in 2005 results and higher intercompany eliminations. Intercompany eliminations increased for the year ended December 31, 2006 compared to 2005 due to higher volumes of cold kits manufactured by the contract manufacturing segment for the radiopharmaceutical segment.

As indicated in prior disclosures, substantially all deferred revenues related to the amortization of previously received Anipryl® milestones terminated on December 31, 2006. The amortization of these deferred revenues has previously resulted in non-cash revenues of $0.8 million per quarter or $3.3 million per year (see “Outlook”).

Depreciation and amortization expense in this segment in 2006 was relatively flat as compared to 2005 since the Company had fully amortized product rights related to the SpectroPharm line in January 2005.

Operating loss for the year ended December 31, 2006 was $3.2 million higher than for 2005 due to the receipt of a contingent milestone payment of $0.9 million from Shire included in 2005 results, the inclusion of stock-based compensation costs in SG&A expenses effective January 1, 2006 and increased incentive accruals for 2006.

Comparison of Years Ended December 31, 2005 and 2004

Revenues related to the corporate segment were lower in 2005 compared to the fourth quarter 2004 due to a reduction of deferred revenue amortization offset by lower inter-segment eliminations. In addition, as of January 31, 2005, all deferred revenue related to the SpectroPharm line of products was fully amortized. The amortization of deferred revenue related to the SpectroPharm line had accounted for approximately $500,000 of non-cash revenues per full quarter.

Also during 2005, revenues for this segment included the receipt of contingent milestones of $0.9 million from Shire, which the Company earned in early 2005, partially offset by a reduction of deferred revenue amortization. The contingent milestones were earned based on market driven conditions related directly to product sales.

Depreciation and amortization expense in this segment in 2005 decreased as compared to 2004 since the Company had fully amortized product rights related to the SpectroPharm line in January 2005.

SG&A expenses increased $571,000 for the year ended 2005 compared with 2004 due to incremental spending on corporate business development activities, regulatory compliance costs related to the Sarbanes-Oxley Act of 2002 and the impact of foreign exchange in the translation of Canadian dollar denominated costs to U.S. reporting dollars. Aside from the impact of foreign currency, none of the factors noted increased SG&A expenses by more than $200,000 individually. As a result of the strengthening of the Canadian dollar versus the U.S. dollar since early 2004, approximately $438,000 of the SG&A expenses for 2005 were related solely to foreign currency translation.

Operating income from this segment decreased compared to 2004 due to the factors described above.

CORPORATE MATTERS

Normal Course Issuer Bid

On December 7, 2005, the Board of Directors of the Company authorized the repurchase for cancellation of up to 3,522,530 of its common shares through a Normal Course Issuer Bid (the “2005 Issuer Bid”), which represented 10% of the public float on December 6, 2005. In accordance with the rules of the Toronto Stock Exchange (“TSX”), such purchases could begin on December 15, 2005 and end no later than December 14, 2006. The Company received approval from the TSX on December 18, 2006 to renew its Normal Course Issuer Bid (the “2006 Issuer Bid”). DRAXIS may now repurchase up to 3,397,011 of its common shares, which represents 10% of the 33,970,112 common shares in the public float as of December 14, 2006, beginning on December 20, 2006 and until December 19, 2007 or until such earlier date when the Company purchases the maximum allowable number of shares or elects to terminate the bid. All shares purchased will be acquired through the facilities of the TSX and will be cancelled. DRAXIS had 41,492,138 common shares issued and outstanding as of December 14, 2006.

During 2006, 713,200 shares were purchased and cancelled in accordance with the 2005 Issuer Bid at an average price of $4.59 for total consideration of $3.3 million. The excess of $1.8 million over the stated capital of the acquired shares was deducted from additional paid-in capital.

No shares were purchased in 2006 in accordance with the 2006 Issuer Bid.

Permax® Litigation

On July 22, 2005 the Company announced that, together with other defendants, it had received a Statement of Claim filed before the Superior Court of Justice of Ontario wherein the plaintiff alleges that Permax®, a drug that the Company distributed in Canada for a third party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling.” The plaintiff is seeking to have this action certified as a class action. The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification. Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, the Canadian pharmaceutical sales and marketing division of the Company. In July 2003 the Company completed the divestiture of the DRAXIS Pharmaceutica division to Shire. No amounts have been accrued pursuant to the claim.

Disclosure Controls and Procedures

As of December 31, 2005 and 2006, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109 pursuant to Canadian regulatory requirements. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

During 2006, the Company completed an evaluation of the design of internal controls over financial reporting as required under Multilateral Instrument 52-109. Based on the results of the evaluation, the President and Chief Executive Officer and the Chief Financial Officer have attested that the internal controls over financial reporting are designed to provide reasonable assurance that the Company’s Consolidated Financial Statements for external purposes in accordance with U.S. GAAP are reliable.

The Company has concluded that during the fiscal year ended December 31, 2006, there were no changes made to internal controls that would have materially affected these controls.

LIQUIDITY AND CAPITAL RESOURCES

(IN THOUSANDS OF U.S. DOLLARS) (U.S. GAAP)

	2006	2005	2004
Cash and cash equivalents	$ 21,446	$ 12,390	$ 5,926
Restricted cash	—	—	$ 428
Non-financial working capital (net)(1)	$ 21,247	$ 18,890	$ 18,397
Total debt (current and long-term)	—	—	—

Cash flows from operating activities	$ 16,450	$ 9,717	$ 5,129
Cash flows used in investing activities	$ (5,993)	$ (4,380)	$ (4,290)

	Feb 23, 2007	2006	2005	2004
Common shares issued and outstanding	41,837,140	41,522,138	41,588,005	41,015,326
Warrants issued and outstanding(2)	—	—	1,526,718	1,526,718
Stock options outstanding	2,362,993	2,257,995	2,652,620	2,753,232
Outstanding options as a % of outstanding shares	5.6%	5.4%	6.4%	6.7%

(1)          Excluding cash and cash equivalents, restricted cash, current portion of deferred revenues and customer deposits.

(2)          Each whole warrant entitled the holder to acquire one common share at a price of CDN$8.50, subject to certain adjustments, any time prior to April 24, 2006. All warrants expired unexercised on April 24, 2006.

Cash and cash equivalents as of December 31, 2006 totalled $21.4 million as compared with $12.4 million as of December 31, 2005 and $5.9 million as at December 31, 2004. The increase is attributable to the increasing cash earnings of the Company and proceeds from the exercise of stock options offset by capital expenditures and funds used to buy back the Company’s shares under the 2006 Issuer Bid.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds that invest in high quality short-term securities. All investments as of December 31, 2006, 2005 and 2004 had less than three months’ maturity. As at December 31, 2006 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way.

For the year ended December 31, 2006, net operating cash flows were $16.4 million compared to $9.7 million for 2005 and $5.1 million for 2004. The year-over-year increases in net operating cash flows have been driven by increased volumes in the Company’s two core businesses partially offset by a higher investment in working capital.

Non-financial working capital, comprising accounts receivable, inventories, prepaid expenses, current deferred income tax assets, accounts payable and accrued liabilities, as at December 31, 2006 increased compared to December 31, 2005 and December 31, 2004 due mainly to increased receivable levels related to volume growth and timing of collection of receivables.

Capital expenditures for the year ended December 31, 2006 are mainly attributable to expenditures to improve operating efficiencies in production areas, increase manufacturing capacity and infrastructure upgrades, namely to the Company’s information technology and SAP platforms. Infrastructure upgrade expenditures from existing programs are expected to continue into the first half of 2007. Capital expenditures for 2004 and 2005 were mainly due to the installation and validation of the Company’s second lyophilization unit.

All third party debt was repaid at the end of 2004 (see “Bank Financing”).

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options generated $1.9 million for the year ended December 31, 2006 compared with $1.6 million for 2005 and 2004.

The following table summarizes the Company’s major contractual cash obligations as of December 31, 2006:

	Payment due by end of:
	Total	2007	2008	2009	2010	2011	Thereafter
CONTRACTUAL OBLIGATIONS
Operating leases	45	16	16	11	2	—	—
Service contracts	370	271	82	17	—	—	—
Milestone obligations	1,100	150	150	150	150	250	250
Total contractual obligations	1,515	437	248	178	152	250	250

All contractual obligations related to 2006 and 2005 were fully paid as of December 31, 2006 and December 31, 2005 respectively.

In addition to the above, the Company may be obligated to make certain royalty payments based on related product sales and milestone payments based on the achievement of certain specified events.

The amount, timing and likelihood of these royalty payments are not determinable as they mainly relate to products being developed and not yet approved by the applicable regulatory authorities.

Bank Financing

The Company has the following credit facilities available, expiring June 2007:

•                  CDN$15 million or U.S.$ equivalent operating facility payable within 364 days upon drawing upon the facility. The operating facility can be extended by one year upon agreement with the lender. As at December 31, 2006, no amount was drawn under this facility.

•                  CDN$10 million or U.S.$ equivalent term facility, repayable in full at the end of the term. As at December 31, 2006, 2005 and 2004 no amount was drawn under this facility.

As of December 31, 2006, a letter of credit was issued to the Company’s payroll provider in the amount of $621,000 which expires on March 25, 2007.

Interest under the credit facilities (both term and operating) is based on the bank’s prime lending rate provided that the Company meets certain ratios, which as at December 31, 2006 were met.

Amounts drawn under both credit facilities would be secured by specific assets of DRAXIS Specialty Pharmaceuticals Inc., and shares and guarantees of certain other subsidiaries.

The Company was in compliance with all lending covenants as at December 31, 2006, 2005 and 2004.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Party Transaction

The Company paid rent of $127,000 during the year ended December 31, 2006 ($123,000 for the year ended December 31, 2005; $125,000 for the year ended December 31, 2004) to a company controlled by a member of the Board of Directors, related to its head office location.

This transaction is in the normal course of operations and is measured at the exchange amount as agreed to by the parties based on market rates per square footage for similar space. The lease, which expired in May 2006, is being negotiated for renewal under the same terms and conditions while lease payments continue to be made monthly.

SELECTED ANNUAL INFORMATION

(IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE RELATED DATA) (U.S. GAAP)

	2006	2005	2004
REVENUES
Product sales	$ 83,545	$ 72,989	$ 61,693
Royalty and licensing	2,121	3,143	4,326
Anipryl® deferred revenues	3,301	3,301	3,301
	$ 88,967	$ 79,433	$ 69,320
NET INCOME (LOSS)
From continuing operations	$ 11,547	$ 7,784	$ 7,977
From discontinued operations	—	—	(61)
	$ 11,547	$ 7,784	$ 7,916

BASIC INCOME (LOSS) PER SHARE
From continuing operations	$ 0.28	$ 0.19	$ 0.20
From discontinued operations	—	—	—
	$ 0.28	$ 0.19	$ 0.20

DILUTED INCOME (LOSS) PER SHARE
From continuing operations	$ 0.28	$ 0.18	$ 0.19
From discontinued operations	—	—	—
	$ 0.28	$ 0.18	$ 0.19

Total assets	$ 105,962	$ 95,820	$ 88,785
Total long-term financial liabilities	990	308	—

SUMMARY OF QUARTERLY RESULTS

(IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE RELATED DATA) (U.S. GAAP)

	Q4, 2006	Q3, 2006	Q2, 2006	Q1, 2006	Q4, 2005	Q3, 2005	Q2, 2005	Q1, 2005
REVENUES
Product sales	$ 23,106	$ 19,788	$ 23,003	$ 17,648	$ 17,273	$ 16,034	$ 19,176	$ 20,506
Royalty and licensing	465	617	437	603	562	598	470	1,514
Anipryl® deferred revenues	825	825	825	825	825	825	825	825
	$ 24,396	$ 21,230	$ 24,265	$ 19,076	$ 18,660	$ 17,457	$ 20,471	$ 22,845

Net income	$ 3,687	$ 2,604	$ 3,564	$ 1,692	$ 1,067	$ 1,069	$ 2,353	$ 3,295
Basic income per share	$ 0.09	$ 0.06	$ 0.09	$ 0.04	$ 0.03	$ 0.03	$ 0.06	$ 0.08
Diluted income per share	$ 0.09	$ 0.06	$ 0.09	$ 0.04	$ 0.03	$ 0.03	$ 0.06	$ 0.08

MAJOR TRENDS IN QUARTERLY NUMBERS

The quarterly numbers reflected in the table on page 20 reflect the significant trends described below. For more detailed explanations, please refer to management’s discussion and analysis of financial condition and results of operations (“MD&A”), filed on a quarterly basis on SEDAR in Canada and with the United States Security and Exchange Commission on Form 6-K. The MD&A for the quarter ended December 31, 2006 is incorporated herein by reference.

Commencing in the second quarter of 2003, the contract manufacturing segment began a significant ramp-up of shipments of Hectorol® Injection for Genzyme and products under its GSK manufacturing agreements. This resulted in a positive upward trend in revenue mainly in contract manufacturing and increasing margins due to the higher margin sterile business and the financial benefits of improved capacity utilization. The major trend in revenues has been the shift in business in contract manufacturing where sterile product revenue occupies a higher share of overall revenue driven by the GSK and Genzyme business. This trend continued through 2004 and into the third quarter of 2005. The result was increasing volume and associated product gross margins in contract manufacturing.

During the third quarter of 2004, there were production breaks caused by normal shutdown activities to perform maintenance and complete capital expenditure projects. The effect in contract manufacturing was to reduce volumes and margins due to production downtime resulting in higher unabsorbed overhead costs.

However, during the third quarter of 2005, the Company’s contract manufacturing operation extended its scheduled shutdown period at the beginning of the third quarter in the sterile area in order to correct an electrical panel failure and make associated repairs. The decision to revalidate the entire sterile area following these repairs and to recalibrate production schedules had material financial implications that hindered third and fourth quarter results in 2005. Finalizing and executing on production schedules in the fourth quarter of 2005 were further hindered by delays in receiving some component materials from suppliers. Production in contract manufacturing was ramping up towards normalized production levels by the end of the third quarter of 2005. The overall effect of the extended shutdown was to negatively affect the Company’s key financial metrics over the second half of 2005 and offset the significant growth achieved over 2004 in the first half of 2005. The impact on product gross margins in the second half of 2005 was approximately 5%. The peripheral impacts of the extended shutdown specifically as it related to production scheduling impacted overall results into February 2006.

Beginning March 2006, the Company returned to normalized production volumes. The contract manufacturing segment began achieving significant volume growth beginning with the second quarter of 2006 and extending to the end of 2006. The growth was driven by the sterile products area, in particular, by volume from two major customers, Genzyme and GSK. In addition, the Company benefited from the effects of the contribution of additional lyophilization capacity for 2006, which increased sterile lyophilization volumes in 2006 relative to 2005. Third quarter results for 2006 reflected the impact of a normal shutdown period in contract manufacturing. As the 2006 shutdown was completed on plan, the Company was able to return to volumes achieved in the second quarter of 2006 by the fourth quarter.

In the radiopharmaceutical segment, volumes have increased since the first quarter of 2003, related to the introduction of Sodium Iodide I-131 to the U.S. In the fourth quarter of 2004, a change in customer purchasing patterns occurred, which lowered cold kit sales to the U.S. below traditional levels in October and November. Cold kit sales returned to more traditional levels in 2005 and the primary driver for growth in 2005 remained the increasing penetration of Sodium Iodide I-131 in the U.S. Radioiodine sales (Sodium Iodide I-131) continued to drive sales growth in 2006 via increased U.S. market penetration including the introduction of diagnostic capsules into the U.S. marketplace. Overall, margins increased over 2005 due to the decision in late 2005 to discontinue sales of brachytherapy products.

Apart from the impact of foreign currency on the Company’s Canadian dollar denominated SG&A spending, SG&A spending increased in 2005 due to costs of process improvement initiatives commencing in the second quarter of 2005, one-time costs associated with the exit of the brachytherapy product line, which occurred in the fourth quarter of 2005, and severance costs in the fourth quarter of 2005. Effective January 1, 2006, the Company has included stock-based compensation costs in SG&A expenses as a non-cash item. This had the effect of lowering EPS by 2.3 cents for 2006 relative to 2005 or 0.6 cents per quarter during 2006. Fourth quarter 2006 results were impacted by accruals for long-term incentive plan awards based on the Company’s financial performance in 2005.

Depreciation and amortization costs continue to rise over time. This reflects the capital expenditure programs implemented since 2002. This trend continued, specifically, as the second lyophilization unit was fully installed and validated in the first half of 2005.

Foreign exchange has impacted EPS to the extent of the strengthening of the Canadian dollar and its effect on the Company’s net monetary position held in U.S. dollars for 2005 resulting in a foreign exchange loss during 2005. The Canadian dollar weakened late in 2006 resulting in a foreign exchange gain on U.S. dollar denominated net monetary items.

Interest income has increased and become more significant as the Company eliminated debt levels at the end of 2004 and built up its interest bearing cash position since then.

The Company’s effective tax rate has been significantly below the statutory rate due to the recognition of previously unrecognized loss carryforwards. The Company’s ability to execute on tax planning opportunities has expanded as a result of the increased operating profits of its contract manufacturing segment, the amalgamation of its two core businesses effective January 1, 2005, and the purchase of all minority interest shareholdings of its contract manufacturing business on April 22, 2004. This trend is not expected to continue in the long term and the effective tax rate is expected to return closer to statutory levels, subject to the amount of R&D spending. Over the short term and specifically in 2005, the Company benefited from the recognition of the lower effective statutory tax rate attributable to milestone payments received, and through withholding tax refunds received in the year but not previously estimated to be recoverable and changes to statutory tax rates resulting in one-time adjustments to the deferred income tax values. As expected, during 2006 income taxes moved closer to statutory levels less the positive impact of tax credits received on R&D expenditures.

Net cash flow from operating activities continues to grow with the increased volumes, subject to the required investment in working capital to support the ramp-up in business. Net operating flows tend to be higher in the latter half of a year as incentive awards, insurance payments and tax installments tend to be made early in a year.

Capital expenditures tend to rise during and after shutdown periods (usually in the third quarter) when most installation activities take place. Information technology and SAP spending to upgrade both platforms accelerated in the second half of 2006.

OUTLOOK

The following section contains numerous forward-looking statements specifically pertaining to guidance. Management has included a narrative of the underlying factors and assumptions on which the forward-looking statements are based. While management believes that the basis for these forward-looking statements is reasonable, they are based on information currently available to management and, accordingly, actual results could differ materially from the forward-looking statements (see “Forward-Looking Statements” below for factors that could cause our results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements).

The Company’s ability to forecast revenue over shorter-term periods, especially quarterly targets, is very difficult and less accurate during periods in which significant changes are made to production schedules, whether due to production issues or changes to the size or timing of customer demand. While delays in receiving component parts are not unusual, when combined with production issues or customer timing changes, they can significantly impact revenues compared to forecasts for a given period. Furthermore, due to the complexity of sterile manufacturing and the rigours and demands of the quality testing and release process, anticipated shipment dates and the accompanying revenues can change from period to period based on the independent quality control process. Accordingly, the Company does not and does not plan to provide specific quarterly guidance.

The Company’s annual guidance is based on the information available when it receives annualized customer forecasts or estimates of demand. During the course of the year, changes to these forecasts and customer demand, which are out of the control of the Company, can result in revisions to production schedules. In addition, unforeseen production problems can potentially cause variations from revenue forecasts and ultimately EPS estimates. Customer forecasts can change positively or negatively based on several factors such as the ability of our customers to obtain regulatory approval, the success of the product produced for them in the marketplace and regulatory changes affecting product demand (see “Forward-Looking Statements”).

Consolidated Guidance

2006 Guidance Achievements

The Company originally provided EPS guidance of between 23 and 27 cents for 2006. In conjunction with the release of the results for the third quarter of 2006, the Company then expected to achieve EPS closer to the higher end of its original guidance range. The final results for 2006 not only achieved the higher end of the guidance range but exceeded it by 1 cent. The Company was able to exceed the guidance range mainly due to strong fourth quarter production performance and the timing of customer demand in the contract manufacturing business as well as foreign exchange gains on U.S. dollar denominated monetary items. The stronger than anticipated volumes in 2006 due to the timing of requirements from our major customers, including Genzyme and GSK, have resulted in lower preliminary volume forecasts from these customers for 2007 relative to 2006. These preliminary volume forecasts are considered in our guidance range for 2007. The actual volume requirements will be determined by the timing of end-user demand and supply chain management decisions and can vary materially from preliminary forecasts. Both factors are outside of the Company’s control.

The Company also successfully achieved its net operating cash flows target of at least $15 million by attaining $16.5 million in net operating cash flows for 2006.

2007 Guidance

As indicated in prior disclosures, substantially all revenues related to the amortization of previously received Anipryl® milestones (see “Corporate and Other”) terminated on December 31, 2006. The amortization of these deferred revenues has previously resulted in non-cash revenues of $0.8 million per quarter or $3.3 million per year. The termination of the amortization of deferred revenues had no effect on cash flows but had the impact of contributing 7 cents a share to 2006’s reported EPS.

As of February 23, 2007, the forecast information received by the Company from several major customers includes variable factors and assumptions, such as size of requirements and timing of regulatory approvals, that significantly impact overall forecast reliability to a degree that the Company is unable to provide reasonable revenue guidance. However, based on the current information available, EPS is expected to range between 23 and 27 cents for 2007 as compared with 21 cents in 2006 adjusted for the exclusion of the amortization of Anipryl® deferred revenues. This is the same guidance range we gave for 2006 but now excludes approximately 7 cents of EPS from Anipryl® deferred revenues.

While the Company does not plan to provide quantitative quarterly guidance, the Company expects the first quarter results for 2007 to be weaker compared to the fourth quarter of 2006. The main reason is a delay in receiving component parts related to Hectorol® Injection creating a production delay for this product. Due to sufficient customer inventory levels, the delay does not create any issues in the end-user market. However, it will have an impact on short-term results of the Company and the contract manufacturing segment. This has been factored into our overall consolidated guidance range.

The Company’s formal contractual arrangements with Genzyme for the production of Hectorol® Injection will terminate in March 2008. The Company expects continuing production of Hectorol® Injection for Genzyme beyond this date. The actual volumes expected to be produced and shipped are dependent on the usual factors affecting end-user demand including reimbursement policies and customer supply chain management practices. Accordingly, Hectorol® Injection volumes are subject to a high degree of variability between now and 2009. While the Company may continue producing Hectorol® Injection over a long-term period, the Company is planning for the eventual phase out of Hectorol® Injection volumes over time with such capacity to be eventually filled by other products and customers.

Since the Anipryl® deferred revenues represent a non-cash source of earnings in 2006, the Company believes that net operating cash flow is a reasonable metric to measure growth on a year-over-year basis. Net operating cash flow is expected to be at least $20 million for 2007 subject, as always, to working capital requirements to support business growth.

Sources of Future Growth

The Company’s guidance for 2007 represents core growth in operations. The Company believes that future additional growth for 2008 and beyond will come from the success of one or more of the many initiatives that have been developed over the past few years and that we continue to develop. The following potential opportunities do not include any potential merger and/or acquisition activities and are not listed in any particular order as the potential financial impact of each can vary materially over time:

•                  Conclusion of a strategic alliance with a commercial partner in Europe for the sales and marketing of the four product files currently under review by the European regulatory authorities. These are files for products currently sold in the U.S. or Canada.

•                  The filing for approval of a generic form of Sestamibi in the U.S., Europe and Canada followed by its introduction into those marketplaces.

•                  Completion of the development of proprietary technology for a second-generation Technetium Generator and licensing it to others for distribution.

•                  Clinical trials for a new formulation of INFECTON® targeted to orthopaedic indications subject to final analysis and recommendations of an expert panel.

•                  Submission to the FDA for approval of an improved radiopharmaceutical (cold kit) product for bone scan imaging and introduction into the U.S. marketplace.

•                  Completion of clinical trials for I-131 MIBG for the diagnosis and treatment of neuroblastoma and related malignancies and its subsequent sale and distribution in North America.

•                  Completion of negotiations followed by product transfers for the manufacture of a new portfolio of non-sterile products.

•                  Development and approval of additional generic imaging products that have now ceased or will shortly cease to be protected by patent.

•                  Expansion of manufacturing capacity at the Montreal facility to accommodate new business opportunities.

Other

The Board of Directors believes that the Company’s shares trade well below their real value and that the trading price of the shares does not reflect the potential inherent value in the Company’s core competencies. Accordingly, the Board of Directors has authorized a Normal Course Issuer Bid and is considering other strategies to enhance the trading value of its shares, including a sustainable dividend policy, although no commitment has been made to do so.

ACCOUNTING MATTERS

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of Consolidated Financial Statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates.

A summary of the significant accounting policies and methods used by the Company in the preparation of its Consolidated Financial Statements is included in Notes 2 and 3 to the 2006 audited Consolidated Financial Statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements.

Recognition of Licensing Revenue

License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements.

In general, such fees are deferred and recognized on a straight-line basis over the contract period. Where the contract period is not defined, such fees are recognized on a straight-line basis over the estimated term, during which contractual benefits are expected to be derived. If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

Deferred Tax Assets

Realization of the net deferred tax assets is dependent on the Company’s ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realized, based on forecasted income. On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted or valuation allowances are still required. The Company has taken valuation allowances related to tax loss carryforwards in jurisdictions where taxable income is no longer generated, it is not likely to generate sufficient taxable income in Canada to utilize Canadian tax loss carryforwards prior to expiry, and filing positions taken with taxation authorities are subject to review. Changes to estimates of future taxable income, the completion of reviews by taxation authorities and the ability to execute on tax planning opportunities can significantly affect the amount of valuation allowances.

Allowance for Doubtful Accounts

The Company determines an appropriate allowance for doubtful accounts based on an account-by-account review as opposed to a general provision assessed as a percentage of revenues.

Provision for Inventory Obsolescence

Provisions for inventory are charged against income when it is determined that specific inventory items do not meet the defined quality and regulatory requirements for sale. The Company does not make general provisions for inventory obsolescence.

Foreign Exchange Risk

The Company’s reporting currency is the U.S. dollar. The functional currency for its Canadian operations – which include the radiopharmaceutical segment, the contract manufacturing segment and royalties and milestones related to product rights sold to Shire – is the Canadian dollar. Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S. dollar denominated monetary assets of these operations. The Company currently does not actively hedge this exposure, but reduces the exposure by maintaining the minimum level of U.S. dollar denominated cash available to meet its short-term cash requirements.

Recent Accounting Pronouncement

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. We are currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on our Consolidated Financial Statements.

Non-GAAP Financial Measures

The Company now focuses on GAAP measures both in reporting externally and monitoring management performance. Specifically, the Company measures divisional performance and consolidated performance based on gross profit margin, operating income, net income and operating cash flow. Non-GAAP financial measures and, specifically, EBITDA will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP financial measures used with GAAP line items.

The Company additionally has incorporated, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

The terms EBITDA and EBITDA margin (EBITDA divided by total revenues) do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. DRAXIS defines EBITDA as operating income before depreciation and amortization expense and EBITDA is presented on a basis that is consistent from period to period. DRAXIS uses EBITDA measures to assess the operating performance of its ongoing businesses without the effects of amortization expense. Amortization expense is excluded because it substantially depends on the accounting methods and assumptions used as well as the historical cost of capital assets. DRAXIS believes that certain shareholders and investors prefer such measures in evaluating the ability of a reporting company to service debt or as the basis for a valuation measurement. EBITDA should not be construed as the equivalent of net cash flows from operating activities. The most comparable U.S. GAAP earnings measure is operating income.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and as contemplated under the Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the achievement of desired clinical trial results related to the Company’s pipeline products;

•                  timely regulatory approval of the Company’s products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                  the Company’s ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by the Company and its products;

•                  factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  the Company’s dependence on a small number of key customers;

•                  the disclosure of confidential information by our collaborators, employees or consultants;

•                  the preservation of healthy working relationships with the Company’s union and employees;

•                  the Company’s ability to grow the business;

•                  the fluctuation of our financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against us succeed;

•                  the volatility of the price of our common shares;

•                  market acceptance of the Company’s products; and

•                  the risks described in “Item 3. Key Information – Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission, which is also filed as the Company’s Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors, and relating to the Company generally, reference should be made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com). The forward-looking statements contained in this document represent the Company’s expectations as at February 23, 2007. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT’S REPORT

The Company’s management is responsible for preparing the accompanying Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles (“GAAP”). In preparing these Consolidated Financial Statements, management selects accounting policies and uses its judgment and best estimates, as appropriate in the circumstances. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded and that transactions are executed and recorded in accordance with the Company’s policies. This system is supported by policies and procedures for key business activities, by the hiring of qualified staff and by a continuous planning and monitoring program.

Deloitte & Touche LLP has been engaged by the Company’s shareholders to audit the Consolidated Financial Statements. During the course of their audit, Deloitte & Touche LLP considered the Company’s system of internal controls to the extent necessary to render their opinion on the Consolidated Financial Statements; however, they were not engaged to, nor do they, express any opinion regarding the effectiveness of the Company’s system of internal controls over financial reporting.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out the responsibility principally through its Audit Committee. The members of the Audit Committee are outside directors. The Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. Deloitte & Touche LLP has full and free access to the Audit Committee.

Management acknowledges its responsibility to provide financial information that is representative of the Company’s operations, is consistent and reliable, and is relevant for the informed evaluation of the Company’s activities.

(SIGNED)	(SIGNED)
MARTIN BARKIN, MD	MARK OLEKSIW, CA
President and Chief Executive Officer	Chief Financial Officer
Mississauga, Ontario, February 23, 2007

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF DRAXIS HEALTH INC.

We have audited the consolidated balance sheets of DRAXIS Health Inc. as at December 31, 2006 and 2005, and the consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in accordance with accounting principles generally accepted in the United States of America.

The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly we express no such opinion.

(SIGNED)
DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants
Montreal, Québec, February 23, 2007

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA–UNITED STATES OF AMERICA REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 3 to the financial statements. Our report to the Shareholders and Board of Directors, dated February 23, 2007, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

(SIGNED)
DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants
Montreal, Québec, February 23, 2007

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE RELATED DATA)

Years ended December 31	2006	2005	2004
REVENUES
Product sales	$83,545	$72,989	$61,693
Royalty and licensing (Note 13)	5,422	6,444	7,627
	88,967	79,433	69,320
EXPENSES
Cost of goods sold, excluding depreciation and amortization	47,083	46,836	39,793
Selling, general and administration	19,425	16,185	13,266
Research and development	2,372	2,103	1,948
Depreciation and amortization	5,135	4,545	4,457
	74,015	69,669	59,464
Operating income	14,952	9,764	9,856
Financial income (expense), net (Note 4)	347	(29)	(296)
Foreign exchange gain (loss)	282	(398)	(374)
Other income	—	—	96
Income before undernoted	15,581	9,337	9,282
Income taxes (Note 5)	(4,034)	(1,553)	(1,301)
Minority interest	—	—	(4)
Income from continuing operations	11,547	7,784	7,977
Loss from discontinued operations, net of taxes	—	—	(61)
Net income	$11,547	$7,784	$7,916

BASIC INCOME PER SHARE (Note 6)
from continuing operations	$0.28	$0.19	$0.20
from discontinued operations	—	—	—
	$0.28	$0.19	$0.20

DILUTED INCOME PER SHARE (Note 6)
from continuing operations	$0.28	$0.18	$0.19
from discontinued operations	—	—	—
	$0.28	$0.18	$0.19

See the accompanying notes to the Consolidated Financial Statements

Approved by the Board

(SIGNED)	(SIGNED)
BRIAN KING	MARTIN BARKIN, MD

Director	Director

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE RELATED DATA)

As at December 31	2006	2005
ASSETS
Current assets
Cash and cash equivalents	$21,446	$12,390
Accounts receivable (Note 8)	20,683	16,301
Inventories (Note 9)	7,590	7,629
Prepaid expenses	735	1,003
Deferred income taxes, net (Note 5)	3,179	2,750
Total current assets	53,633	40,073

Property, plant and equipment, net (Note 10)	46,292	45,652
Goodwill	753	754
Intangible assets, net (Note 11)	318	399
Other assets	407	475
Deferred income taxes, net (Note 5)	4,559	8,467
Total assets	$105,962	$95,820

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 12)	$10,940	$8,737
Current portion of deferred revenues (Note 13)	329	3,671
Customer deposits	576	649
Total current liabilities	11,845	13,057

Other liabilities (Note 15)	990	308
Deferred revenues (Note 13)	712	827
Total liabilities	13,547	14,192
Commitments and contingencies (Note 20)

SHAREHOLDERS’ EQUITY
Common stock, without par value of unlimited number of shares authorized, 41,522,138 and 41,588,005 issued and outstanding at December 31, 2006 and 2005, respectively	77,749	77,313
Additional paid-in capital	15,475	15,370
Warrants (Note 17(a))	—	916
Deficit	(8,234)	(19,781)
Accumulated other comprehensive income	7,425	7,810
Total shareholders’ equity	92,415	81,628
Total liabilities and shareholders’ equity	$105,962	$95,820

See the accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

(IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE RELATED DATA)

Years ended December 31	2006	2005	2004
COMMON STOCK (NUMBER OF SHARES)
Balance, beginning of year	41,588,005	41,015,326	37,297,817
Issuance of common shares	—	—	3,053,436
Exercise of options	647,333	648,279	609,177
Exercise of employee participation shares	—	—	54,896
Repurchased for cancellation	(713,200)	(75,600)	—
Balance, end of year	41,522,138	41,588,005	41,015,326
COMMON STOCK
Balance, beginning of year	$77,313	$75,840	$61,175
Issuance of common shares	—	—	12,867
Exercise of options	1,934	1,628	1,594
Exercise of employee participation shares	—	—	204
Repurchased for cancellation	(1,498)	(155)	—
Balance, end of year	77,749	77,313	75,840
ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year	15,370	15,546	15,667
Stock-based compensation (Note 3)	968	—	—
Expired warrants	916	—	—
Exercise of employee participation shares	—	—	(121)
Common shares purchased for cancellation (Note 17(b))	(1,779)	(176)	—
Balance, end of year	15,475	15,370	15,546
WARRANTS
Balance, beginning of year	916	916	—
Issuance of warrants	—	—	916
Expiry of warrants (Note 17(a))	(916)	—	—
Balance, end of year	—	916	916
EMPLOYEE PARTICIPATION SHARES
Balance, beginning of year	—	—	86
Exercise of employee participation shares	—	—	(86)
Balance, end of year	—	—	—
EMPLOYEE PARTICIPATION SHARES – LOANS RECEIVABLE
Balance, beginning of year	—	—	(86)
Exercise of employee participation shares	—	—	86
Balance, end of year	—	—	—
DEFICIT
Balance, beginning of year	(19,781)	(27,565)	(35,481)
Net income	11,547	7,784	7,916
Balance, end of year	(8,234)	(19,781)	(27,565)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of year	7,810	5,183	286
Other comprehensive (loss) income	(385)	2,627	4,897
Balance, end of year	7,425	7,810	5,183
TOTAL SHAREHOLDERS’ EQUITY	$92,415	$81,628	$69,920
COMPREHENSIVE INCOME
Foreign currency translation adjustments	$(385)	$2,627	$4,897
Other comprehensive (loss) income	(385)	2,627	4,897
Net income	11,547	7,784	7,916
TOTAL COMPREHENSIVE INCOME	$11,162	$10,411	$12,813

See the accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS OF U.S. DOLLARS)

Years ended December 31	2006	2005	2004
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income from continuing operations	$11,547	$7,784	$7,977
Adjustments to reconcile net income from continuing operations to net cash from (used in) operating activities
Amortization of deferred revenues	(3,301)	(3,701)	(5,495)
Depreciation and amortization	5,135	4,545	4,457
Stock-based compensation (Note 3)	968	—	—
Deferred income taxes	3,227	765	322
Foreign exchange	(282)	398	374
Minority interest	—	—	4
Other	662	261	492
Changes in operating assets and liabilities
Accounts receivable	(4,615)	(1,903)	(2,849)
Inventories	44	2,786	(3,230)
Prepaid expenses	279	(263)	(409)
Accounts payable and accrued liabilities	2,280	(1,648)	3,124
Other liabilities	682	308	—
Current portion of deferred revenues	(176)	385	362
Net cash from (used in) operating activities of continuing operations	16,450	9,717	5,129
CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(5,656)	(4,619)	(4,801)
Increase in intangible assets	(359)	(185)	(150)
Proceeds from disposition of equipment	22	—	—
Proceeds from disposition of product right	—	—	113
Restricted cash (Note 7)	—	424	548
Net cash from (used in) investing activities of continuing operations	(5,993)	(4,380)	(4,290)
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
Proceeds from long-term debt	—	—	4,965
Repayment of long-term debt	—	—	(15,508)
Decrease in customer deposits, net	(73)	(2)	(8)
Exercise of options	1,934	1,628	1,594
Issuance of common shares and warrants, net of related expenses (Note 17(a))	—	—	13,385
Common shares purchased for cancellation	(3,277)	(331)	—
Repurchase of common shares by subsidiary from minority interest (Note 16)	—	—	(9,557)
Net cash from (used in) financing activities of continuing operations	(1,416)	1,295	(5,129)
Effect of foreign exchange rate changes on cash and cash equivalents	15	(168)	(255)
Net cash from (used in) continuing operations	9,056	6,464	(4,545)
CASH FLOWS OF DISCONTINUED OPERATIONS
Operating cash flows	—	—	(92)
Net cash from (used in) discontinued operations	—	—	(92)
Net increase (decrease) in cash and cash equivalents	9,056	6,464	(4,637)
Cash and cash equivalents, beginning of period	12,390	5,926	10,563
Cash and cash equivalents, end of period	$21,446	$12,390	$5,926

Additional information
Interest paid	$—	$—	$310
Income taxes paid	$561	$804	$1,040

See the accompanying notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (INTHOUSANDS OF U.S. DOLLARS, EXCEPT SHARE RELATED DATA)

NOTE  1.               NATURE OF OPERATIONS

DRAXIS Health Inc. (“DRAXIS” or the “Company”) is a specialty pharmaceutical company providing pharmaceutical products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals; and radiopharmaceuticals. In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development (“R&D”) program for new and/or improved products. As of January 1, 2005, activities of the Company are carried out principally through its wholly owned subsidiary, DRAXIS Specialty Pharmaceuticals Inc., which operates two major divisions, DRAXIS Pharma (contract manufacturing) and DRAXIMAGE (radiopharmaceuticals). The Company’s common shares are listed on NASDAQ and the Toronto Stock Exchange (“TSX”).

NOTE  2.               SIGNIFICANT ACCOUNTING POLICIES

(a)              Basis of Presentation

The Company has prepared these Consolidated Financial Statements in U.S. dollars and in accordance with generally accepted accounting principles (“GAAP”) in the U.S.

(b)              Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its subsidiary companies with provision for minority interests. The Company’s effective interest in the voting equity share capital of its subsidiaries is 100%, except in the case of DRAXIS Pharma, for which it was 67.3% prior to April 22, 2004 and 100% thereafter. All intercompany transactions and balances are eliminated on consolidation.

(c)              Minority Interest

Minority interest represents the minority shareholders’ proportionate share of equity and net income or loss of DRAXIS Pharma prior to April 22, 2004, the date on which the Company acquired the remaining minority interest. See Note 16.

(d)              Use of Estimates

The preparation of the Company’s Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions are required when accounting for items and matters such as asset impairments, allowance for uncollectible accounts receivable, inventory obsolescence, warranties and provisions, amortization, deferred and current income taxes, stock compensation and contingencies.

(e)              Reporting Currency and Foreign Currency Translation

The Company’s principal functional currency is the Canadian dollar; however, it reports its Consolidated Financial Statements in U.S. dollars. The financial statements of the parent company and its non-U.S. subsidiaries whose functional currency is not the U.S. dollar are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, Foreign Currency Translation. Asset and

liability accounts are translated at the rate of exchange prevailing at the balance sheet date. Shareholders’ equity accounts are translated at the applicable historical rate. Revenue and expense accounts are translated at the average rate of exchange for the period. The cumulative foreign currency translation adjustment is reported as a component of accumulated other comprehensive income in shareholders’ equity. The net change in the cumulative foreign currency translation adjustment in the periods presented is primarily due to fluctuations in the exchange rates between the Company’s reporting currency and the Canadian dollar.

Foreign denominated monetary assets and liabilities of the Company are translated at the exchange rates in effect at the balance sheet dates. Revenues and expenses are translated at average rates for the period. Resulting translation gains or losses are reflected in net income.

(f)               Revenue Recognition

Product Sales

The Company recognizes revenue, net of trade discounts and allowances, when evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured. Sales incentives are recorded as a reduction of revenues at the time the related revenues are recorded. Delivery has occurred when goods are shipped and title has passed.

Amounts received from customers as prepayments for products to be shipped or services to be provided in the future are reported as customer deposits and recognized as revenue when delivery has occurred or services have been rendered.

Product sales include related service revenues that are recognized at the time of performance or proportionately over the term of the contract, as appropriate.

Royalty and Licensing

Royalty revenue is recognized on an accrual basis in accordance with contractual agreements when all significant contractual obligations have been satisfied, the amounts are determinable and collection is reasonably assured. Royalty revenue is net of amounts owing to sublicensees where the Company is acting as an agent for the sublicensee.

License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements. In general, such fees are deferred and recognized on a straight-line basis over the contract period. Where the contract period is not defined, such fees are recognized on a straight-line basis over the estimated term, during which contractual benefits are expected to be derived. If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

(g)              Research and Development

In accordance with SFAS No. 2, Accounting for Research and Development Costs, R&D costs are expensed in the period in which they are incurred. Acquired R&D having no alternative future use is written off at the time of acquisition. The cost of intangibles that are purchased from others for a particular R&D project that have no alternative future use is written off at the time of acquisition.

(h)              Income Taxes

The liability method of accounting for income taxes is used in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized. Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

The Canadian Federal and Québec Provincial governments offer a tax incentive to companies performing R&D activities in Canada. The federal tax incentive is calculated based on predetermined rates, considers eligible R&D expenditures and can be used to reduce federal income taxes in Canada otherwise payable. Such credits, if not used in the year earned, can be carried forward for a period of 20 years. The Québec Provincial government offers a similar incentive, except that it is receivable in cash instead of a credit used to reduce taxes otherwise payable. The cash credit is awarded regardless of whether or not there are Québec Provincial taxes payable. These tax credits are recorded as a reduction of the income tax expense.

(i)               Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximates the amounts shown in the financial statements.

(j)               Allowance for Doubtful Accounts

The Company determines an appropriate allowance for doubtful accounts based on an account-by-account review as opposed to a general provision assessed as a percentage of revenues.

(k)             Inventories

Inventories comprise raw materials, work-in-process and finished goods. Raw materials are valued at the lower of standard cost and replacement cost. Standard cost approximates actual cost, computed on a first-in, first-out basis. Work-in-process is valued at the lower of standard cost and net realizable value and includes material, direct labour and related manufacturing overhead costs. Finished goods are valued at the lower of cost computed on a first-in, first-out basis, and net realizable value, and include all related manufacturing, packaging and overhead costs. Provisions for inventory obsolescence are charged against income when it is determined that the inventory item does not meet the defined quality or regulatory requirements for sale.

(l)               Property, Plant and Equipment

Property, plant and equipment are reported at cost, less accumulated depreciation. The Company provides for depreciation using the following methods and applying rates to amortize the cost over the estimated useful life of the assets:

Building	straight-line over 25 years
Equipment	20%–30% declining balance and straight-line over 5–10 years
Computer software	straight-line over 7 years

Expenditures for construction of assets incurred prior to productive use are reflected as assets under construction. Depreciation commences when an asset is substantially completed and ready for productive commercial use.

(m)             Goodwill

Goodwill is not amortized; however, it is subject to an annual impairment test, or tested more frequently under certain circumstances. The assessment of impairment is done annually at December 31, by applying a fair-value-based test. Measurement of the fair value of the reporting unit is based on one or more fair value measures, including present value techniques of estimated future cash flows.

(n)              Intangible Assets

Acquired intangible assets that do not have regulatory approval and for which there are no alternative uses are expensed as acquired in-process R&D, and those that have regulatory approval are capitalized.

Intangible assets with finite lives are reported at cost, less accumulated amortization. The Company does not have any intangible assets with indefinite lives. The Company provides for amortization on a straight-line basis over the following estimated useful lives:

Patents and trademarks	10 years
Licenses	10 years

(o)              Impairment of Long-Lived Assets

Long-lived assets, principally comprising property, plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or circumstances indicate the carrying amount of assets may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing their carrying amount to the estimated future net undiscounted cash flows generated by the assets. If such assets are considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(p)              Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. We are currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on our Consolidated Financial Statements.

NOTE  3.               CHANGE IN ACCOUNTING POLICY

In December 2004, the FASB published SFAS No. 123R, Share-Based Payments. SFAS No. 123R amends SFAS No. 123, Stock-Based Compensation issued in 1995 and supercedes Accounting Principles Board Opinion (“APB”) No. 25 issued in 1972. Beginning on January 1, 2006, the Company applied SFAS No. 123R using a modified version of the prospective application for the stock options granted. The financial statements of prior interim periods and fiscal years do not reflect any restated amounts. Stock options are granted to employees and directors at exercise prices equal to the fair market value of the Company’s stock at the dates of grant. Stock options generally vest equally over three or seven years and have a term of five or ten years. Under the transition method, Compensation expense is generally recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). Compensation cost is recognized beginning on the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. The expense recorded in selling, general and administration (“SG&A”) and recognized for the year ended December 31, 2006 was $968. As of December 31, 2006, the total remaining unrecognized compensation cost related to non-vested stock options amounted to $1,708, which will be amortized over the weighted-average remaining requisite service period of 1.9 years. The intrinsic value of stock options exercised was $918, $1,602 and $1,248 for the years ended December 31, 2006, 2005 and 2004, respectively.

If this change in accounting policy had been applied to the previous fiscal years, the Company’s net income, basic income per share and diluted income per share for the years ended December 31, 2005 and December 31, 2004 would have been reduced on a pro forma basis as follows:

	2005	2004
Net income, as reported	$ 7,784	$ 7,916
Pro forma impact	(839)	(733)
Pro forma net income	$ 6,945	$ 7,183

Basic net income per share, as reported	$ 0.19	$ 0.20
Pro forma impact per share	$ (0.02)	$ (0.02)
Pro forma net income per share – basic	$ 0.17	$ 0.18
Pro forma net income per share – diluted	$ 0.16	$ 0.18

The estimated fair values of granted stock options for the years ended December 31, 2006, 2005 and 2004 using the Black-Scholes option-pricing model with the following weighted-average assumptions were as follows:

	2006	2005	2004
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	47%	58%	63%
Risk-free interest rate	3.9%	3.6%	4.1%
Expected option life	5 yrs	6 yrs	5 yrs
Fair value per option granted	$ 1.99	$ 2.74	$ 2.00

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable and which significantly differ from the Company’s stock option awards. In addition, option-pricing models require the input of highly subjective assumptions including the expected price volatility. The Company uses expected volatility rates that are based on historical volatility rates trended into future years. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

NOTE  4.               FINANCIAL INCOME (EXPENSE)

	2006	2005	2004
Interest income	$ 521	$ 107	$ 133
Interest expense and financial charges	(174)	(136)	(429)
	$ 347	$ (29)	$ (296)

NOTE  5.               INCOME TAXES

	2006	2005	2004
The components of income tax expense are as follows:
Current	$ 807	$ 788	$ 979
Deferred	3,227	765	322
	$ 4,034	$ 1,553	$ 1,301

The reported income tax expense differs from the expected amount calculated by applying the Company’s Canadian combined federal and provincial tax rate to income before income tax expense. The reasons for this difference and the related tax effects are as follows:

	2006	2005	2004
Income before income taxes from continuing
operations – primarily from the Canadian operations	$ 15,581	$ 9,337	$ 9,282
Canadian combined federal and provincial tax rate	32.4%	32.4%	32.4%
Expected income tax expense	$ 5,048	$ 3,026	$ 3,007
Increase (decrease) resulting from:
Foreign tax rate differences	114	111	95
Effect of tax planning on valuation of available loss carryforwards	—	—	(884)
Effects on deferred income taxes from reduction in income tax rates	200	—	—
Unrecognized income tax benefit of losses	(871)	(876)	(786)
Goodwill and other amortization	—	111	358
Investment tax credits	(827)	(642)	(398)
Non-taxable capital gains related to milestones	(63)	(264)	—
Other	433	87	(91)
	$ 4,034	$ 1,553	$ 1,301

Deferred income tax assets have been provided as follows:

	2006	2005	2004
Loss carryforwards and undeducted R&D expenses	$ 8,166	$ 10,953	$ 11,596
Investment tax credits	1,158	1,028	999
Expenses not currently deductible for tax purposes	775	468	809
Deferred revenue	782	923	1,444
Share issuance costs	237	487	644
Net book value in excess of tax value of property, plant and equipment	(1,152)	(497)	(550)
Tax value of intangible assets in excess of net book value	747	643	698
Total deferred tax assets	10,713	14,005	15,640
Valuation allowance	(2,975)	(2,788)	(3,847)
Net deferred tax assets	$ 7,738	$ 11,217	$ 11,793

Deferred income tax assets are classified as follows:
Current	$ 3,179	$ 2,750	$ 4,121
Non-current	4,559	8,467	7,672
	$ 7,738	$ 11,217	$ 11,793

At December 31, 2006, the Company has accumulated tax losses of $14,960 available for federal purposes and $11,861 for provincial purposes in Canada, which expire from 2008 to 2015. In addition the Company has $4,124 of undeducted scientific research and experimental development expenditures in Canada, which have no expiry. The Company also has $1,691 of unclaimed Canadian investment tax credits, which expire from 2012 to 2026. These losses, undeducted scientific research and experimental development expenditures and investment tax credits can be used to offset future years’ taxes payable.

The Company has accumulated tax losses of $6,283 for federal and state purposes in the U.S., which expire from 2010 to 2014. Subject to certain limitations, these losses can be used to offset future years’ taxable income.

In 2005, the Company re-evaluated the tax rate applied to the temporary difference associated with capital assets acquired in 2004.

As a result of tax planning initiatives made possible by the purchase of the minority interest on April 22, 2004, the Company was able to increase the value of its deferred income tax assets at December 31, 2004 and 2005 by recognizing the benefits of previously unrecognized tax loss carryforwards and therefore decreasing the valuation allowance.

The Company’s valuation allowance is made up of loss carryforwards in jurisdictions where taxable income is no longer generated or where it is more likely they will not be realized prior to expiry.

NOTE 6.                INCOME PER SHARE

Basic income per common share is calculated by dividing the net income by the weighted-average number of the Company’s common shares outstanding during the period. Diluted income per common share is calculated by dividing the net income by the sum of the weighted-average number of common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of warrants, stock options and the employee participation shares. The calculation of diluted income per common share excludes any potential conversion of warrants, options and employee participation shares that would increase income per share.

The following table sets forth the computation of basic and diluted income per share for the years ended December 31:

	2006	2005	2004
Numerator:
Net income from continuing operations	$11,547	$7,784	$7,977
Net loss from discontinued operations	—	—	(61)
Net income	$11,547	$7,784	$7,916
Denominator:
Weighted-average number of common shares outstanding – basic	41,592,507	41,471,798	39,886,219
Weighted-average effect of dilutive securities: Stock options	83,175	893,984	1,168,664
Weighted-average number of common shares outstanding – diluted	41,675,682	42,365,782	41,054,883

Basic income per share:
from continuing operations	$0.28	$0.19	$0.20
from discontinued operations	—	—	—
	$0.28	$0.19	$0.20

Diluted income per share:
from continuing operations	$0.28	$0.18	$0.19
from discontinued operations	—	—	—
	$0.28	$0.18	$0.19

NOTE 7.                RESTRICTED CASH

In conjunction with the divestiture of its Canadian sales and marketing division to Shire BioChem Inc. (“Shire”), $976 of the cash proceeds were held in trust under an escrow agreement in 2003. The release of this amount was dependent upon whether or not claims by Shire were made to the Company, by certain dates, with respect to any breach of the representations and warranties made by the Company to Shire or any failure of the Company to perform its obligations under the divestiture agreement. In July 2005, the final installment was released from escrow.

NOTE 8.                ACCOUNTS RECEIVABLE

	2006	2005
Trade	$20,686	$16,410
Allowance for doubtful accounts	(454)	(316)
Income taxes and R&D tax credits	451	207
	$20,683	$16,301

NOTE 9.                INVENTORIES

	2006	2005
Raw materials	$3,682	$4,576
Work-in-process	1,094	1,285
Finished goods	2,814	1,768
	$7,590	$7,629

NOTE 10.              PROPERTY, PLANT AND EQUIPMENT

	2006	2005
Land	$2,419	$2,424
Building	17,393	17,157
Computer software	3,794	3,207
Equipment	41,930	38,563
Assets under construction	4,689	3,498
	70,225	64,849
Accumulated depreciation	(23,933)	(19,197)
	$46,292	$45,652

Depreciation of property, plant and equipment from continuing operations was $4,860, $4,200 and $3,380, for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 11.              INTANGIBLE ASSETS

	2006
		Accumulated	Net Book
	Cost	Amortization	Value
Patents and trademarks	$457	$434	$23
Licenses	10,126	9,864	262
Other	215	182	33
	$10,798	$10,480	$318

	2005
		Accumulated	Net Book
	Cost	Amortization	Value
Patents and trademarks	$457	$389	$68
Licenses	9,793	9,512	281
Other	215	165	50
	$10,465	$10,066	$399

Amortization of intangible assets from continuing operations was $275, $345 and $1,077, for the years ended December 31, 2006, 2005 and 2004, respectively. The aggregate amortization for each of the five succeeding fiscal years are as follows: 2007 – $318; thereafter – $nil.

NOTE 12.              ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2006	2005
Trade	$4,688	$4,533
Accrued liabilities	905	1,045
Employee-related items	5,347	3,159
	$10,940	$8,737

NOTE 13.              DEFERRED REVENUES

	2006
	Deferred	Accumulated		Less:
	Revenues	Amortization	Net	Current Portion	Long-Term
SpectroPharm product line (a)	$10,500	$(10,500)	$—	$—	$—
Anipryl® (b)	29,893	(29,067)	826	114	712
Other	215	—	215	215	—
	$40,608	$(39,567)	$1,041	$329	$712

	2005
	Deferred	Accumulated		Less:
	Revenues	Amortization	Net	Current Portion	Long-Term
SpectroPharm product line (a)	$10,522	$(10,522)	$—	$—	$—
Anipryl® (b)	29,893	(25,768)	4,125	3,298	827
Other	373	—	373	373	—
	$40,788	$(36,290)	$4,498	$3,671	$827

Amortization of deferred revenues totalled $3,301, $3,701 and $5,495 for the years ended December 31, 2006, 2005, and 2004, respectively.

(a)           SpectroPharm Product Line

In May 2000, the Company entered an arrangement with GlaxoSmithKline (“GSK”) Consumer Healthcare, formerly Block Drug Company (Canada) Limited, with respect to the Company’s SpectroPharm line of dermatology products, which included the sale of product rights to GSK Consumer Healthcare in exchange for a non-refundable fee, the acquisition of inventory on hand, a supply agreement and a technical services arrangement. As a result of the Company’s ongoing obligations to GSK Consumer Healthcare pursuant to this arrangement, the $8,169 of net proceeds from the sale of the product rights have been deferred and have been recognized as revenue on a straight-line basis over the period to January 31, 2005.

(b)           Anipryl®

In December 1997, the Company entered into an alliance with Pfizer Inc. (“Pfizer”), whereby Pfizer was granted a perpetual exclusive license to market, sell and distribute Anipryl® in exchange for non-refundable fees, royalties based on the worldwide sales of Anipryl®, a manufacturing and supply agreement and a research collaboration.

In December 1999, the Company and Pfizer amended the terms of the alliance (the “First Amendment”) whereby $9,000 of potential additional non-refundable fees were eliminated in exchange for the Company receiving additional regulatory support for a potential new indication and additional manufacturing data. These potential additional non-refundable fees would have become payable if Pfizer had exercised its right to acquire product registrations following regulatory approval of Anipryl® in designated European countries.

In December 2001, the Company and Pfizer further amended the terms of the alliance (the “Second Amendment”) whereby the Company received a payment of $3,150 in respect of minimum royalty entitlements for the second and third three-year periods ending December 31, 2001 and 2002 and modifications to future royalty entitlements. The Second Amendment also resulted in all rights to Anipryl® outside of North America reverting back to the Company, forfeiture of any additional minimum royalty entitlements and the termination of any future collaborative research on new indications or formulations for Anipryl®.

Under the amended arrangement, the Company is not entitled to receive any additional non-refundable fees. The $28,090 in non-refundable fees already received from Pfizer have been deferred and are being recognized as revenue on a straight-line basis over the period to December 31, 2006.

The portion of the $3,150 payment allocated to the modifications of future royalty entitlements has been deferred and is being recognized as revenue on a straight-line basis over the period to December 31, 2013.

The portion of the $3,150 payment referable to the minimum royalty entitlement for the three-year period ending December 31, 2001 was earned and recognized as revenue in the fourth quarter of 2001. The portion referable to the third year in the three-year period ending December 31, 2002 was deferred and recognized as revenue on a straight-line basis during 2002.

NOTE 14.              CREDIT FACILITIES

The Company has the following credit facilities available expiring June 2007:

•                  CDN$15 million or U.S.$ equivalent operating facility payable within 364 days upon drawing upon the facility. The operating facility can be extended by one year upon agreement with the lender. As at December 31, 2006, no amount was drawn under this facility.

•                  CDN$10 million or U.S.$ equivalent term facility, repayable in full at the end of the term. As at December 31, 2006 and 2005 no amount was drawn under this facility.

As of December 31, 2006, a letter of credit was issued to the Company’s payroll provider in the amount of $621, which expires on March 25, 2007.

Interest under the credit facilities (both term and operating) is based on the bank’s prime lending rate provided that the Company meets certain ratios, which as at December 31, 2006 were met.

Amounts drawn under both credit facilities would be secured by specific assets of DRAXIS Specialty Pharmaceuticals Inc., and shares and guarantees of certain other subsidiaries.

The Company was in compliance with all lending covenants as at December 31, 2006 and 2005.

NOTE 15.              OTHER LIABILITIES

Other liabilities comprise the following:

(a)                                  In 2005, in connection with the discontinuance of the brachytherapy product line, the Company recorded in SG&A expenses an amount of $457, of which $252 is payable in quarterly installments of $19, with the first payment on April 30, 2006 and the final payment on January 31, 2010.

(b)                                  Incentive plans, which provide for cash payments to be made in the future to eligible participants based on the achievement of certain targets within the year.

NOTE 16.              MINORITY INTEREST

On April 22, 2004, the Company completed the acquisition of the 32.7% interest in the Company’s manufacturing subsidiary, DRAXIS Pharma, which was previously owned by SGF Santé Inc. (“SGF”). The $9.6 million (CDN$13.0 million) cash acquisition has been accounted for by the purchase method of accounting and allocated to identifiable assets and liabilities based on their estimated fair values as follows:

Minority interest	$3,992
Property, plant and equipment	6,785
Deferred income tax liability	(1,220)
Total purchase price	$9,557

The estimates of fair value were determined by the Company’s management based on an independent valuation of property, plant and equipment.

NOTE 17.              SHAREHOLDERS’ EQUIT Y

(a)           Common Share Offering

On April 22, 2004, the Company closed its offering of 3,053,436 units at a price of $4.82 (CDN$6.55) per unit for proceeds net of related expenses of $13,385 (CDN$18,213). Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitled the holder to acquire one common share of the Company at a price of CDN$8.50 at any time prior to April 24, 2006. Included as a component of shareholders’ equity was $916, which represented the fair value of the warrants issued. The fair value of the warrants was determined based on the price of the offering using the Black-Scholes option-pricing model. All warrants expired unexercised on April 24, 2006.

(b)           Stock Repurchase Program

On December 7, 2005, the Board of Directors of the Company authorized the repurchase for cancellation of up to 3,522,530 of its common shares through a Normal Course Issuer Bid (the “2005 Issuer Bid”), which represented 10% of the public float on December 6, 2005. In accordance with the rules of the TSX, such purchases could begin on December 15, 2005 and end no later than December 14, 2006. The Company received approval from the TSX on December 18, 2006 to renew its Normal Course Issuer Bid (the “2006 Issuer Bid”). DRAXIS may now repurchase up to 3,397,011 of its common shares, which represents 10% of the 33,970,112 common shares in the public float as of December 14, 2006, beginning on December 20, 2006 and until December 19, 2007 or until such earlier date when the Company purchases the maximum allowable number of shares or elects to terminate the bid. All shares purchased will be acquired through the facilities of the TSX and will be cancelled. DRAXIS had 41,492,138 common shares issued and outstanding as of December 14, 2006.

During 2006, 713,200 shares were purchased and cancelled in accordance with the 2005 Issuer Bid at an average price of $4.59 for total consideration of $3,277. The excess of $1,779 over the stated capital of the acquired shares was deducted from additional paid-in capital.

No shares were purchased in 2006 in accordance with the 2006 Issuer Bid.

NOTE 18.              STOCK-BASED COMPENSATION PLANS

(a)           Stock Option Plan

On May 18, 2006, the shareholders approved a stock option plan referred to as the “2006 Stock Option Plan” to permit the Board of Directors to grant options to purchase common shares to directors, officers and employees of the Company and subsidiaries in order to encourage these persons to work towards and participate in the growth and development of the Company and its subsidiaries. The Board of Directors determines the exercise price per common share; the number of options for common shares that may be allotted to each designated director, officer or employee; the period during which any option may be exercised; and all the terms and conditions of the option in accordance with the applicable requirements of any relevant regulatory authority or stock exchange. The options are exercisable for a period not exceeding 10 years from the date of the grant and generally options vest one-third on each of the first, second and third anniversaries of the date of grant. The maximum number of options for issuance under the 2006 Stock Option Plan is 1,500,000.

On February 3, 1988 and amended on June 27, 2001, the shareholders approved a stock option plan referred to as “Stock Option Plan of DRAXIS Health Inc.” to permit the Board of Directors to grant options to purchase common shares to directors, officers, employees and arm’s length consultants of the Company and its subsidiaries so as to link corporate compensation to enhanced shareholder value. The Board of Directors determines the price per common share; the number of options for common shares that may be allotted to each designated director, officer, employee or arm’s length consultant; the period during which any option may be exercised; and all the terms and conditions of the option in accordance with the applicable requirements of any relevant regulatory authority or stock exchange. The options are exercisable for a period not exceeding 10 years from the date of the grant and generally options vest one-third on each of the first, second and third anniversaries of the date of grant. The maximum number of options for issuance under the Stock Option Plan of DRAXIS Health Inc. is 7,500,000. No additional options are available for granting under this plan since the 2006 Stock Option Plan was adopted on May 18, 2006.

The Company has adopted a guideline limiting the aggregate number of common shares that can be issued at any point in time, through the exercise of options, to 13% of the Company’s outstanding common shares. As at December 31, 2006 the aggregate number of shares issuable pursuant to outstanding options represented 5.4% (2005 – 6.4%) of the outstanding common shares.

The following is a summary of the number of common shares issuable pursuant to outstanding stock options:

	Outstanding
	2006	2005	2004
Balance, beginning of year	2,652,620	2,753,232	3,097,942
Increase (decrease) resulting from:
Granted	330,000	565,000	360,000
Exercised	(647,333)	(648,279)	(609,177)
Cancelled	(26,667)	(17,333)	(80,333)
Expired	(50,625)	—	(15,200)
Balance, end of year	2,257,995	2,652,620	2,753,232
Exercisable at December 31	1,310,495	1,501,898	1,721,565
Weighted-average exercise price of options:
Outstanding, end of year	CDN$4.23	CDN$3.94	CDN$3.41
Exercisable, end of year	CDN$4.30	CDN$3.65	CDN$3.40
Granted	CDN$5.06	CDN$5.79	CDN$4.67
Exercised	CDN$3.41	CDN$3.07	CDN$3.37
Cancelled	CDN$6.20	CDN$5.06	CDN$3.16
Expired	CDN$3.33	—	CDN$2.36

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding				Options Exercisable
		Weighted-				Weighted-
		Average				Average
		Remaining	Weighted-	Aggregate		Remaining	Weighted-	Aggregate
		Contractual	Average	Intrinsic		Contractual	Average	Intrinsic
Range of	Number	Life	Exercise	Value	Number	Life	Exercise	Value
Exercise Prices	Outstanding	(in years)	Price	($000s)	Exercisable	(in years)	Price	($000s)
CDN$2.01–$2.50	572,995	4.37	CDN$2.36	CDN$1,887	222,995	1.04	CDN$2.35	CDN$746
CDN$2.51–$3.00	37,500	6.62	$2.63	$112	—	—	—	—
CDN$3.01–$3.50	40,000	1.84	$3.25	$95	26,667	1.84	$3.25	$63
CDN$3.51–$4.00	352,500	0.29	$3.88	$614	352,500	0.29	$3.88	$614
CDN$4.01–$4.50	125,000	2.00	$4.30	$165	125,000	2.00	$4.30	$165
CDN$4.51–$5.00	200,000	3.36	$4.70	$184	113,333	2.61	$4.70	$104
CDN$5.01–$6.65	930,000	4.21	$5.50	$112	470,000	3.70	$5.49	$62
	2,257,995	3.45	CDN$4.23	CDN$3,170	1,310,495	2.04	CDN$4.30	CDN$1,755

(b)     Deferred Share Unit Plan

Under the Company’s Deferred Share Unit Plan, members of senior management can elect to receive up to 20% of base salary and up to 100% of any bonus payable in respect of that year in deferred share units (“DSUs”) in lieu of cash compensation. An election must be made by December 1 of each year in respect of base salary and bonus for the following year. The elected amount is converted to a number of DSUs equal to the elected amount divided by the closing price of the common shares on the TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year. Participants are not entitled to redeem any DSUs until cessation of employment with the Company for any reason. The value of DSUs redeemable by the participants will be equivalent to the market value of the common share at the time of redemption. The DSUs must be redeemed no later than the end of the first calendar year commencing after the date of cessation of employment. The DSU liability is re-measured at the end of each reporting period based on the market price of the Company’s common stock. The net increase or decrease in the value of the DSUs is recorded as compensation cost included in SG&A expense.

The following summarizes the number of DSUs issued and outstanding and its impact on SG&A:

	2006	2005	2004
Balance, beginning of period	199,868	190,313	174,529
Issued	30,579	9,555	15,784
Balance, end of period	230,447	199,868	190,313
DSU expense (recovery)	$245	$(117)	$284

NOTE 19.              SEGMENTED INFORMAT ION AND MAJOR CUSTOMERS

Industry Segmentation

For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income. The segments are identified as reporting segments based on the distinct management teams, customer base, production process and regulatory requirements of each. The Corporate and Other segment includes revenues earned via royalties and milestones, inter-segment eliminations and corporate expenses. The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies.

	2006	2005	2004
PRODUCT SALES REVENUES
Radiopharmaceuticals	$21,508	$19,290	$17,172
Manufacturing	64,731	54,743	46,461
Corporate and Other	(2,694)	(1,044)	(1,940)
	$83,545	$72,989	$61,693
ROYALTY AND LICENSING REVENUES
Radiopharmaceuticals	$(3)	$9	$—
Manufacturing	—	—	—
Corporate and Other	5,425	6,435	7,627
	$5,422	$6,444	$7,627
TOTAL REVENUES
Radiopharmaceuticals	$21,505	$19,299	$17,172
Manufacturing	64,731	54,743	46,461
Corporate and Other	2,731	5,391	5,687
	$88,967	$79,433	$69,320
PRODUCT GROSS MARGIN
Radiopharmaceuticals	$13,433	$11,593	$10,028
Manufacturing	23,215	14,628	11,530
Corporate and Other	(186)	(68)	342
	$36,462	$26,153	$21,900
SELLING, GENERAL AND ADMINISTRATION EXPENSE
Radiopharmaceuticals	$4,380	$4,660	$3,906
Manufacturing	6,487	5,086	3,492
Corporate and Other (1)	8,558	6,439	5,868
	$19,425	$16,185	$13,266
RESEARCH AND DEVELOPMENT EXPENSE
Radiopharmaceuticals	$2,372	$2,103	$1,948
Manufacturing	—	—	—
Corporate and Other	—	—	—
	$2,372	$2,103	$1,948
SEGMENT INCOME (LOSS)(2)
Radiopharmaceuticals	$6,678	$4,839	$4,174
Manufacturing	16,728	9,542	8,038
Corporate and Other	(3,319)	(72)	2,101
	$20,087	$14,309	$14,313

	2006	2005	2004
DEPRECIATION AND AMORTIZATION
Radiopharmaceuticals	$1,110	$1,047	$949
Manufacturing	3,688	3,105	2,417
Corporate and Other	337	393	1,091
	$5,135	$4,545	$4,457
OPERATING INCOME (LOSS)(3)
Radiopharmaceuticals	$5,568	$3,792	$3,225
Manufacturing	13,040	6,437	5,621
Corporate and Other	(3,656)	(465)	1,010
	$14,952	$9,764	$9,856
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$15,332	$12,340	$12,354
Manufacturing	54,162	52,664	50,103
Corporate and Other	36,468	30,816	26,328
	$105,962	$95,820	$88,785

Geographic Segmentation

	2006	2005	2004
REVENUES(4)
Canada	$39,891	$39,026	$33,609
United States	47,900	39,612	35,310
Other	1,176	795	401
	$88,967	$79,433	$69,320

Long-Lived Assets

Substantially all of the Company’s property, plant and equipment, goodwill and intangible assets are located in Canada. Goodwill is recorded within the radiopharmaceutical segment.

(1)  Stock-based compensation expense was recorded in SG&A expense of $968 in 2006 (2005 – $nil; 2004 – $nil).

(2)  Segment income (loss) from continued operations before depreciation and amortization, financial expense, foreign exchange gain (loss), other income, income taxes and minority interest.

(3)  Segment income (loss) from continuing operations before financial expense, foreign exchange gain (loss), other income, income taxes and minority interest.

(4)  Revenues are attributable to countries based upon the location of the customer.

Expenditures for Property, Plant and Equipment

	2006	2005	2004
Radiopharmaceuticals	$1,434	$461	$835
Manufacturing	4,222	4,119	3,928
Corporate and Other	—	39	38
	$5,656	$4,619	$4,801

Product Sales Revenues by Major Product Groups

	2006	2005	2004
Radiopharmaceuticals	$21,508	$19,290	$17,172
Manufacturing – Sterile	51,529	41,488	31,270
Manufacturing – Non-sterile	13,202	13,255	15,191
Corporate and Other	295	499	22
Inter-segment eliminations	(2,989)	(1,543)	(1,962)
	$83,545	$72,989	$61,693

Major Customers

	2006	2005	2004
Customer A (Manufacturing)	23.0%	23.0%	20.0%
Customer B (Manufacturing)	23.0%	22.0%	18.0%
Customer C (Manufacturing)	10.0%	13.0%	17.0%
	56.0%	58.0%	55.0%

NOTE 20.              COMMITMENTS AND CONTINGENCIES

Operating Leases and Service Contracts

The operating leases relate to the rental of office space, office equipment and some ancillary lab and production related equipment. Service contracts relate to a portion of information services outsourced to a third party.

Royalty and Milestone Payments

The Company is obligated to make certain royalty payments based on related product sales and milestone payments based on the achievement of certain specified events.

The Company is committed under various contractual commitments requiring minimum annual payments as follows:

		Payment due by end of:
	Total	2007	2008	2009	2010	2011	Thereafter
CONTRACTUAL OBLIGATIONS
Operating leases	45	16	16	11	2	—	—
Service contracts	370	271	82	17	—	—	—
Milestone obligations	1,100	150	150	150	150	250	250
Total contractual obligations	1,515	437	248	178	152	250	250

All contractual obligations related to 2006 and 2005 were fully paid as of December 31, 2006 and December 31, 2005, respectively.

Legal Proceedings

From time to time, the Company becomes involved in legal proceedings and claims that arise in the ordinary course of business.

The Company considers that the ultimate liability with respect to any known actions will not materially affect the business, financial position, results of operations or cash flows of the Company.

In July 2005, a claim was filed before the Superior Court of Justice of Ontario against the Company together with other defendants alleging that Permax®, a drug that the Company distributed in Canada for a third party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling.” The plaintiff is seeking to have this action certified as a class action. The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification. No amounts have been accrued in the accounts pursuant to the claim.

NOTE 21.              RELATED PARTY TRANSACTIONS

Significant related party transactions and balances in the accompanying financial statements are as follows:

	2006	2005	2004
Rent paid to a company jointly controlled by a member of the Board of Directors included in SG&A expenses	$127	$123	$125

The aforementioned transaction is in the normal course of operations, is measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, and has been fully paid as of the balance sheet dates.

NOTE 22.              FINANCIAL INSTRUMENTS

Fair Value

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

Credit Risk

The Company is subject to credit risk through trade receivables and short-term cash investments. Credit risk with respect to trade receivables is limited given the creditworthiness of the counterparties. The Company invests its excess liquidity in high quality government securities and short-term commercial paper, bank deposits and money market mutual funds.

Currency Risk

The Company’s foreign exchange exposure for accounting purposes mainly relates to the U.S. dollar denominated monetary assets and liabilities of the Canadian operations of the Company. Changes in the exchange rate may result in a decrease or increase in the foreign exchange gain or loss. The Company does not actively hedge this exposure but reduces the exposure by maintaining the minimum level of U.S. dollar denominated cash available to meet its short-term cash requirements.

NOTE 23.              COMPARATIVE INFORMATION

The Company has reclassified certain prior years’ information to conform with the current year’s presentation.

SELECTED FIVE-YEAR REVIEW

(IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE RELATED DATA)

	2006	2005	2004	2003	2002
OPERATIONS
Revenues
Product sales	$83,545	$72,989	$61,693	$40,535	$30,338
Royalty and licensing	5,422	6,444	7,627	8,658	8,302
	88,967	79,433	69,320	49,193	38,640
Operating income	14,952	9,764	9,856	6,686	2,894
Income from continuing operations	11,547	7,784	7,977	4,671	3,020
(Loss) income from discontinued operations, net of tax	—	—	(61)	8,531	(834)
Net income	$11,547	$7,784	$7,916	$13,202	$2,186
Basic income (loss) per share
From continuing operations	$0.28	$0.19	$0.20	$0.13	$0.08
From discontinued operations	—	—	—	0.23	(0.02)
	$0.28	$0.19	$0.20	$0.36	$0.06
Diluted income (loss) per share
From continuing operations	$0.28	$0.18	$0.19	$0.13	$0.08
From discontinued operations	—	—	—	0.23	(0.02)
	$0.28	$0.18	$0.19	$0.36	$0.06
FINANCIAL POSITION AT DECEMBER 31
Cash and cash equivalents	21,446	12,390	5,926	10,563	4,899
Total assets	105,962	95,820	88,785	76,553	67,951
Long-term debt	—	—	—	10,466	12,726
Common shareholders’ equity	92,415	81,628	69,920	41,647	20,227
Book value per common share	2.23	1.96	1.70	1.12	0.55

SHARE INFORMATION
Number of shares outstanding at end of year	41,522,138	41,588,005	41,015,326	37,297,817	37,098,690
Weighted-average number of shares – basic	41,592,507	41,471,798	39,886,219	37,114,648	36,981,985
Weighted-average number of shares – diluted	41,675,682	42,365,782	41,054,883	37,194,994	37,337,879

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Corporation believes that sound corporate governance practices are essential to the well being of the Corporation and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate. Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. In addition, the Corporation is subject to Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. The Board of Directors has carefully considered and reviewed the series of guidelines for effective corporate governance in NP 58-201, the corporate governance requirements of the U.S. Sarbanes-Oxley Act of 2002 (the “SOX Requirements”), and the corporate governance reforms of The NASDAQ Stock Market, Inc. (the “NASDAQ Rules”). The Board of Directors believes that the Corporation’s corporate governance practices satisfy the recommendations and rules contained in these various regulations.

MANDATE OF THE BOARD

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation. In light of that responsibility, the Board of Directors reviews, discusses and approves various matters related to the Corporation’s operations, strategic direction and organizational structure, where required, and involves itself jointly with management in ensuring the creation of shareholder value and in serving the best interests of the Corporation. In April 2004, the Board of Directors adopted a detailed Charter. The Charter is available on the Corporation’s website at www.DRAXIS.com. The Charter specifies that the Board of Directors is responsible for:

(i)            Adopting a strategic planning process for the Corporation;

(ii)           Adopting a communications policy for the Corporation;

(iii)          Overseeing the financial integrity of the Corporation;

(iv)          Monitoring compliance with the corporate objectives of the Corporation;

(v)           Approving and ascertaining that the Corporation monitors adherence to its Code of Ethics and Business Conduct;

(vi)          Appointing the Chief Executive Officer (“CEO”), monitoring his performance and ascertaining that succession plans are in place with respect to the CEO and senior management;

(vii)         Ensuring that appropriate structures and procedures are in place so that the Board of Directors can function independently from management;

(viii)        Establishing performance measures for the Corporation and its management;

(ix)           Monitoring compliance with legal requirements and ascertaining that the Corporation has procedures concerning the proper preparation, approval and maintenance of documents and records;

(x)            Approving changes in the By-laws and Articles of Incorporation, and agendas for shareholder meetings;

(xi)           Approving the Corporation’s legal structure, name and logo; and

(xii)          Performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board of Directors or to management.

OFFICERS

MARTIN BARKIN, MD, BSC (MED), MA, FRCSC
President and Chief Executive Officer

DAN BRAZIER
Chief Operating Officer

MARK OLEKSIW
Chief Financial Officer

JOHN DURHAM
President, DRAXIS Pharma

JEAN-PIERRE ROBERT
President, DRAXIMAGE

JACK A. CARTER
Vice President, Administration & Shared Services, President, DAHI

ALIDA GUALTIERI
General Counsel and Secretary

CHIEN HUANG
Vice President, Finance

JERRY ORMISTON
Executive Director, Investor Relations

DIRECTORS

BRIAN M. KING(1)
Brian M. King is Chairman of DRAXIS Health Inc. He is the former Chairman and Chief Executive Officer of Connaught Biosciences, Inc. He is also a director and Chairman of the Compensation Committee of Onex Corporation (TSX: OCX) and a director and member of the Investment, Valuation and Audit Committees of VenGrowth Investment Funds.

MARTIN BARKIN, MD, BSC (MED), MA, FRCSC
Martin Barkin is President and Chief Executive Officer of DRAXIS Health Inc. and has been with the Company since 1992. He is a member of the Board of Directors and of the Compensation and Governance and Nominating Committees of Allon Therapeutics Inc. (TSX:NPC).

LESLIE L. DAN
Leslie L. Dan is Chairman of Novopharm Limited, one of Canada’s leading pharmaceutical companies, and Chairman of Viventia Biotech Inc. Prior to April 5, 2000, Mr. Dan was Chairman and Chief Executive Officer of Novopharm Limited. He is also a Director of Teva Pharmaceutical Industries Limited (NASDAQ: TEVA).

GEORGE M. DARNELL(2),(3)
George M. Darnell is the retired President of the Dade Division and the retired Executive Vice President of the Baxter Diagnostics Group of Baxter International. He has over 35 years of U.S. and international experience in the diagnostic industry.

ROLF H. HENEL(2),(3)
Rolf H. Henel is the retired President of Cyanamid International, Lederle Division. He currently serves as an advisor to the health care industry and is a partner in Naimark & Associates, a health care consulting firm. He is also a director and Chairman of the Compensation and the Nominating and the Corporate Governance Committees of SciClone Pharmaceuticals, Inc. (NASDAQ: SCLN) and a director, Chairman of the Compensation Committee and member of the Audit and the Nominating and Corporate Governance Committees of Penwest Pharmaceuticals Co. (NASDAQ: PPCO).

SAMUEL W. SARICK(2)
Samuel W. Sarick is President of Samuel Sarick Limited, a company with long-standing involvement in commercial property development.

BRUCE W. SIMPSON(1),(2)
Bruce W. Simpson served as the President of the Genpharm division of E Merck, the President and CEO of Medeva Pharmaceuticals in the U.S. and in senior management positions at Fisons Corporation. He currently heads a private consulting firm specializing in marketing and business development within the health care industry and is a director of Hi-Tech Pharmacal Co., Inc. (NASDAQ: HITK).

JOHN A. VIVASH(1),(3)
John A. Vivash was formerly President and Chief Executive Officer of CIBC Securities Inc., Fidelity Investments Canada Limited and Manulife Securities International Ltd. He currently serves as President and Chief Executive Officer of Tesseract Financial Inc., a financial services consultancy, and director and member of the Nominating and Corporate Governance Committee of Cangene Corporation (TSX: CNJ). He is also a member of the Board of Directors, the Audit Committee and the Conduct Review Committee of State Street Trust Company Canada.

(1) Member of the Human Resources and Compensation Committee

(2) Member of the Audit Committee

(3) Member of the Nominating and Corporate Governance Committee

SHAREHOLDER INFORMATION

CORPORATE OFFICES
DRAXIS Health Inc.
6870 Goreway Drive
Suite 200
Mississauga, Ontario
Canada L4V 1P1

MANUFACTURING FACILITIES
16751 TransCanada Highway
Kirkland, Québec
Canada H9H 4J4

FORM 20-F
For regulatory purposes in the United States, the Company files an Annual Report on Form 20-F with the United States Securities and Exchange Commission. Form 20-F may be obtained by any shareholder upon request to the Company and is also available on EDGAR at www.sec.gov.

STOCK LISTINGS
TSX: DAX
NASDAQ: DRAX

INVESTOR INFORMATION
Investor Relations Department
DRAXIS Health Inc.
6870 Goreway Drive
Suite 200
Mississauga, Ontario
Canada L4V 1P1
Telephone: 905.677.5500
Facsimile: 905.677.5494
Toll-free: 1.877.441.1984
Website: www.DRAXIS.com

AUDITORS
Deloitte & Touche LLP

ANNUAL MEETING OF SHAREHOLDERS
The annual meeting of shareholders will be held on Thursday, May 17, 2007 at 10:00 a.m. ET Toronto Marriott Downtown Eaton Centre Hotel 525 Bay Street Toronto, Ontario, Canada M5G 2L2

Common shares of DRAXIS Health Inc. are listed on the Toronto Stock Exchange (“TSX”) and on The NASDAQ Stock Market, Inc. (“NASDAQ”).

In 2006 share trading volume on TSX was 9,932,513 shares (average of 39,572 per trading day) and on NASDAQ was 8,928,492 shares (average of 35,431 per trading day).

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services Inc.
Stock Transfer Services
100 University Avenue
Toronto, Ontario
Canada M5J 2Y1
Toll-free North America: 1.800.564.6253
Telephone: 514.982.7555
E-mail: service@computershare.com

This Annual Report is printed on Forest Stewardship Council (FSC) certified paper that is produced with the world’s highest standards for environmentally and socially responsible forestry practices.

DRAXIS HEALTH INC. IS A GROWING PROVIDER OF SOPHISTICATED PHARMACEUTICAL PRODUCTS FOR CUSTOMERS WORLDWIDE.

We contract manufacture both sterile and non-sterile products on behalf of others and we produce radiopharmaceuticals for our own account. Our sterile products include liquid and freeze-dried (lyophilized) injectables, sterile ointments and sterile creams. Our specialty non-sterile products are produced as tablets, ointments, creams and liquids. Our proprietary radiopharmaceuticals are used both to diagnose disorders through molecular imaging and to treat disease, primarily cancers. We provide contract manufacturing services through DRAXIS Pharma and we produce and market radiopharmaceuticals through DRAXIMAGE. DRAXIS Health Inc. employs over 500 staff in operations in the Montreal area.

WHY INVEST?

1	2	3	4

DRAXIS has a record of consistent double-digit growth. We expect continued expansion as we enter new markets, develop new products and form new partnerships globally.

We are profitable and have grown operating income for seven consecutive years. Increased earnings and cash flow in the future will be driven by our focus on high margin products and operational excellence.

		DRAXIS is well positioned to grow, with more than $20 million in cash and no debt. Our steadily increasing cash flow from operations for the past three years is expected to continue.	Our strong team of experienced managers is committed to continuing our past history of careful, prudent management of the Company’s expansion.

www.DRAXIS.com

DRAXIS Health Inc.
6870 Goreway Drive, Suite 200
Mississauga, Ontario, Canada L4V 1P1
Telephone: 905.677.5500
Facsimile: 905.677.5494